Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

VALEANT PHARMACEUTICALS INTERNATIONAL,

SUN MERGER SUB, INC.,

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

and

SALIX PHARMACEUTICALS, LTD.

Dated as of February 20, 2015

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3.26	Information in the Offer Documents and the Schedule 14D-9.	34
3.27	Required Vote.	35
3.28	Brokers.	35
3.29	Related Party Transactions.	35
3.30	Inventory.	35

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		35

4.1	Organization and Qualification.	35
4.2	Authority.	36
4.3	No Conflict.	36
4.4	Required Filings and Consents.	37
4.5	Litigation.	37
4.6	Information in the Offer Documents and the Schedule 14D-9.	37
4.7	Ownership of Company Capital Stock.	38
4.8	Sufficient Funds.	38
4.9	Ownership of Merger Sub; No Prior Activities.	39
4.10	Brokers.	39

ARTICLE V COVENANTS		39

5.1	Conduct of Business by the Company Pending the Effective Time; Certain Other Events.	39
5.2	Financing.	43
5.3	Access to Information; Confidentiality.	48
5.4	No Solicitation of Transactions.	48
5.5	Reasonable Best Efforts.	52
5.6	Certain Notices.	55
5.7	Public Announcements.	56
5.8	Employee Benefit Matters.	56
5.9	Indemnification of Directors and Officers.	57
5.10	State Takeover Laws.	60
5.11	Section 16 Matters.	60
5.12	Rule 14d–10(d) Matters.	60
5.13	Company Convertible Debt.	60
5.14	Company Hedging Transactions and Warrants.	61

ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER		61

6.1	Conditions to Obligations of Each Party Under This Agreement.	61

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		62

7.1	Termination.	62
7.2	Effect of Termination.	63
7.3	Amendment.	65
7.4	Waiver.	65

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ARTICLE VIII GENERAL PROVISIONS		65

8.1	Non-Survival of Representations and Warranties.	65
8.2	Fees and Expenses.	65
8.3	Notices.	66
8.4	Certain Definitions.	67
8.5	Terms Defined Elsewhere.	76
8.6	Headings.	80
8.7	Severability.	80
8.8	Entire Agreement.	80
8.9	Assignment.	81
8.10	No Third Party Beneficiaries.	81
8.11	Mutual Drafting; Interpretation.	81
8.12	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.	82
8.13	Counterparts.	83
8.14	Specific Performance.	83
8.15	No Other Representations or Warranties.	84
8.16	Guarantee.	84

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 20, 2015 (this “Agreement”), by and among Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), Sun Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Salix Pharmaceuticals, Ltd., a Delaware corporation (the “Company”), and solely for purposes of Section 8.16, Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Guarantor”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, upon the terms and subject to the conditions set forth in this Agreement, Parent has agreed to cause Merger Sub to commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) (which shares of the Company Common Stock are hereinafter referred to as the “Shares”), at a price per Share of $158.00 (such amount or any different amount per Share that may be paid pursuant to the Offer in accordance with the terms of this Agreement, the “Offer Price”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law;

WHEREAS, following the acceptance for payment of Shares pursuant to the Offer, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares) will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law, such Merger to be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger and (iii) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent has approved this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger;

WHEREAS, the board of directors of Merger Sub has (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of Merger Sub and its sole stockholder, and (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

1.1 The Offer.

(a) Provided that (i) this Agreement shall not have been terminated in accordance with Article VII, and (ii) all of the conditions set forth in paragraphs (c)(i) through (c)(vi) of Annex I shall then be satisfied (in the case of (x) paragraphs (c)(ii) through (c)(v), giving effect only to representations and warranties made as of dates prior to such time and (y) paragraph (c)(vi), giving effect only to agreements and covenants that the Company is required to comply with or to perform prior to such time) or waived by Parent or Merger Sub, as promptly as practicable (and in any event within ten Business Days) after the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) commence, within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Offer to purchase all the outstanding Shares at the Offer Price.

(b) Subject to the satisfaction of the Minimum Condition and the satisfaction, or waiver by Merger Sub, of the other conditions set forth in Annex I, Merger Sub shall (and Parent shall cause Merger Sub to) accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable, but in any event no later than three Business Days, after the Expiration Date. The Offer Price payable in respect of each Share validly tendered and not properly withdrawn pursuant to the Offer shall be paid net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).

(c) The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that describes the terms and conditions of the Offer in accordance with this Agreement, including the Minimum Condition and the other conditions set forth in Annex I. Merger Sub expressly reserves the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless otherwise expressly provided in this Agreement or as previously approved by the Company in writing, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) add any additional conditions to those set forth on Annex I or amend any of the conditions and requirements to the Offer set forth in Annex I in a manner adverse to the holders of Shares, (vi) extend the Expiration Date in a manner other than in accordance with this Agreement or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to the holders of the Shares.

(d) Unless extended in accordance with the terms of this Agreement, the Offer shall expire at midnight (New York City time) on the date that is 20 Business Days following the commencement of the Offer (the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended in accordance with this Agreement, the date to which the Offer has been so extended (the Initial Expiration Date, or such later date to which the Initial Expiration Date has been extended in accordance with the terms of this Agreement, the “Expiration Date”). If on any then scheduled Expiration Date, all of the conditions to the Offer (including the Minimum Condition and the other conditions set forth in Annex I) have not been satisfied, or waived by Merger Sub, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for successive periods of up to ten Business Days each, the length of each such period to be determined by Parent in its sole discretion, in order to permit the satisfaction of such conditions; provided, however, that Merger Sub shall not be required to, and shall not without the Company’s prior written consent, extend the Offer beyond August 20, 2015 (the “Outside Date”). In addition, Merger Sub shall extend the Offer for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff.

(e) Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Article VII. If this Agreement is terminated pursuant to Article VII, Merger Sub shall (and Parent shall cause Merger Sub to) promptly, irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated prior to the purchase of Shares in the Offer, Merger Sub shall promptly (and in any event within two Business Days) return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(f) As soon as practicable on the date of the commencement of the Offer, Parent and Merger Sub shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal and a form of summary advertisement (collectively, together with any amendments and supplements, the “Offer Documents”). Parent and Merger Sub agree to cause the Offer Documents to be disseminated to holders of Shares, as and to the extent required by the Exchange Act. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and Parent and Merger Sub agree to promptly cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Merger Sub shall give due consideration to the reasonable additions, deletions or changes suggested by the Company and its counsel. In addition, Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or the Offer Documents promptly after receipt of such comments, and any written or oral responses. The Company and its counsel shall be given a reasonable opportunity to review any such written responses and Parent and Merger Sub shall give due consideration to the reasonable additions, deletions or changes suggested by the Company and its counsel. The date and time at which Merger Sub accepts for payment Shares tendered and not properly withdrawn pursuant to the Offer is referred to in this Agreement as the “Acceptance Time.”

(g) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares Merger Sub becomes obligated to purchase pursuant to the Offer.

1.2 Company Actions.

(a) On the date of the filing of the Schedule TO, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits, the “Schedule 14D-9”) that shall, subject to the provisions of Sections 5.4(d)-(f), contain the Company Board Recommendation. The Company shall also include in the Schedule 14D-9, in their entirety, copies of the Fairness Opinions, together with summaries thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether such item is applicable). The Company consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation. The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of Shares, as and to the extent required by the Exchange Act. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Law, and the Company agrees to promptly cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by the Exchange Act. Except with respect to any amendments filed after a Change of Board Recommendation (if there shall be one) or in connection with any disclosures made in compliance with Section 5.4(h): (i) Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested by Parent, Merger Sub and their counsel; (ii) the Company shall provide Parent, Merger Sub and their counsel with copies of any written comments, and shall inform them of any oral comments, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and any written or oral responses; and (iii) Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested by Parent, Merger Sub and their counsel.

(b) Promptly after the date of this Agreement and otherwise from time to time as requested by Merger Sub or its agents, the Company shall furnish or cause to be furnished to Merger Sub mailing labels, security position listings, non-objecting beneficial owner lists and any other listings or computer files containing the names and addresses of the record or beneficial holders of the Shares as of the most recent practicable date, and shall promptly furnish Merger Sub with such information (including updated lists of holders of the Shares and their addresses, mailing labels, security position listings and non-objecting beneficial owner lists) and such other assistance as Merger Sub or its agents may reasonably request in communicating with the record and beneficial holders of Shares. The foregoing information shall constitute Evaluation Material under the Confidentiality Agreement, and if this Agreement shall be terminated, upon request of the Company, Parent and Merger Sub shall destroy all copies of such information then in their possession or control pursuant to the terms of the Confidentiality Agreement. In addition, in connection with the Offer, unless there has been a Change of Board Recommendation, the Company shall, and shall use its reasonable best efforts to cause any third parties to, cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of Shares held in or subject to any Company Stock Plan or other Company Benefit Plan, and to permit such holders of Shares to tender Shares in the Offer.

1.3 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the Company Certificate and Company Bylaws shall be amended and restated to be in the form of (except with respect to the name of the Company) the certificate of incorporation and bylaws, respectively, of Merger Sub and as amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, but in all events subject to Section 5.9 hereof.

(c) The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving

Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(d) The Merger shall be effected pursuant to, and governed by, Section 251(h) of the DGCL. The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

(e) If at any time after the Effective Time, the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.4 Closing and Effective Time of the Merger.

(a) The closing of the Merger (the “Closing”) shall take place as soon as practicable following the consummation of the Offer, at a time and date to be specified by the Parties (the “Closing Date”), such date to be no later than the Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Cadwalader, Wickersham & Taft LLP, One World Financial Center, New York, New York 10281, unless another time, date or place is agreed to in writing by the Parties.

(b) On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall cause an appropriate certificate of merger or other appropriate documents (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the Parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time”.

ARTICLE II

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares, shall be converted into the right to receive the Offer Price (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e).

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary, and all Shares owned of record by Guarantor, Parent, Merger Sub or any of their respective wholly owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect to such Shares.

(c) Merger Sub Common Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) If, from and after the date of this Agreement until the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division, or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted, but in no event shall the aggregate amount of Merger Consideration payable pursuant to this Agreement be increased or decreased due to such transaction.

2.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. At or prior to the Effective Time, Parent shall designate a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent (the “Paying Agent”) for purposes of effecting the payment of (i) the Merger Consideration in connection with the Merger and (ii) the Option Payment payable to Non-Employee Holders. At or promptly after the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement and the aggregate Option Payments payable to Non-Employee Holders. Such funds shall be invested by the Paying Agent as directed by Parent, in its sole discretion, pending payment by the Paying Agent to the holders of the Shares and the Non-Employee Holders. Earnings from such investments shall be the sole and exclusive property of Parent, and no part of such earnings shall accrue to the benefit of holders of Shares. In no event, however, shall any such investment or any such payment of earnings delay the receipt by former holders of Shares of the Merger Consideration or the receipt by Non-Employee Holders of the Option Payment or otherwise impair such holders’ rights hereunder. To the extent that there are any losses with respect to any such investments or the fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Merger Consideration and Option Payment to all those entitled thereto, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in such fund so as to ensure that such fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time, Parent or the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that represented Shares (the “Certificates”) or non-certificated Shares represented by book-entry (“Book-Entry Shares”), in each case, which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent and the Company may reasonably specify, and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of Certificates and Book-Entry Shares for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent or the Surviving Corporation, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates or Book-Entry Shares, the holder of such Certificates or Book-Entry Shares shall be entitled to receive the Merger Consideration for each Share formerly represented by such Certificates and for each Book-Entry Share. Any Certificates and Book-Entry Shares so surrendered shall be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, without interest. Each Non-Employee Holder entitled to an Option Payment in accordance with Section 2.4 shall be entitled to receive such cash amount upon delivery of a properly completed letter of transmittal, which shall be provided to the Non-Employee Holders of Company Options at the same time letters of transmittal are provided to holders of Certificates and Book-Entry Shares. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Fund; Abandoned Property; No Liability. At any time following twelve months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (or Non-Employee Holders of Company Options), and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares (or in the case of Non-Employee Holders of Company Options, the Option Payment) and compliance with the procedures in Section 2.2(b), without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e). If, prior to six years after the Effective Time (or otherwise immediately prior to such time on which any payment would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of Certificates or Book-Entry Shares (or Non-Employee Holders of Company Options) has not complied with the procedures in Section 2.2(b) to receive payment of the Merger Consideration (or in the case of Non-Employee Holders of Company Options, the Option Payment) to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-Entry Shares (or in the case of Non-Employee Holders of Company Options, the Option Payment) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, to the fullest extent permitted by Law, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration (or in the case of Non-Employee Holders of Company Options, the Option Payment) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the relevant Offer Price, Merger Consideration or Option Payment otherwise payable pursuant to this Agreement to any holder of Shares or Company Options, as applicable, such amounts that it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable state, local or foreign Law, including with respect to stock transfer Taxes payable by the holder. To the extent that amounts are so deducted and withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Options, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead be entitled to payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(e). The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and to control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or agree to do any of the foregoing.

2.4 Treatment of Company Options; Restricted Stock; Stock Plans.

(a) Treatment of Company Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised option to purchase Shares (the “Company Options”), under any stock plan of the Company, including the Amended and Restated Salix Pharmaceuticals, Ltd. 2014 Stock Incentive Plan, Salix Pharmaceuticals, Ltd. 2005 Stock Plan, Salix Pharmaceuticals, Ltd. 1996 Stock Option Plan or any other plan, agreement or arrangement (the “Company Stock Plans”), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 2.2(e)) of an amount equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option (such amounts payable hereunder being referred to as the “Option Payments”). From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment.

(b) Treatment of Restricted Stock. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions under the Company Stock Plans (“Company Restricted Stock”) shall automatically become fully vested and then shall be cancelled at the Effective Time, and in exchange therefor, each former holder of such cancelled Company Restricted Stock shall be entitled to receive, in consideration of the cancellation of such Company Restricted Stock and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law to be withheld in accordance with Section 2.2(e)) equal to the per share Merger Consideration.

(c) Payments through Payroll. Any payment to which a current or former employee of the Company or any Subsidiary of the Company becomes entitled pursuant to this Section 2.4 shall be made through the Surviving Corporation’s payroll as promptly as practicable, but no later than three Business Days, following the Effective Time. Parent and Merger Sub shall ensure that the Surviving Corporation has an amount in cash sufficient to pay all amounts required by the foregoing sentence. Parent shall cause the Paying Agent to pay the payments under this Section 2.4 payable to holders who are not current or former employees of the Company or any Subsidiary (“Non-Employee Holders”) in accordance with Section 2.2(b).

(d) Termination of Company Stock Plans. After the Effective Time, all Company Stock Plans shall be terminated and no further Company Options or other rights with respect to Shares shall be granted thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) set forth in any Company SEC Documents filed or furnished on or after January 1, 2014 and publicly available prior to the date of this Agreement (other than any disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included to the extent they are primarily predictive or forward-looking in nature, it being understood and agreed that any factual information included in any risk factors section or section relating to forward-looking statements shall not be excluded) or (ii) set forth in writing in the disclosure schedule delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies items of disclosure by reference to a particular Section or Subsection of this Agreement, it being understood that the disclosure in any section or subsection of the Company Disclosure Schedule shall be deemed to qualify or apply to other Sections or Subsections of this Agreement to the extent (and only to the extent) that it is reasonably apparent from the context that such disclosure also qualifies or applies to such other Sections or Subsections, the Company represents and warrants to Parent and Merger Sub as follows:

3.1 Organization and Qualification; Subsidiaries.

(a) The Company and each of its Subsidiaries (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) is a corporation or other legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or organizational, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent and Merger Sub true and complete copies of the currently effective Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate”) and Amended and Restated Bylaws of the Company (the “Company Bylaws”), and the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary. The Company is not in violation of the Company Certificate or Company Bylaws, and the Company Subsidiaries are not in violation of their respective organizational or governing documents.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 300,000,000 shares of Company Common Stock, par value $0.001 per share, of which, as of the close of business on February 19, 2015, there were 64,248,533 shares issued and outstanding (none were held in the treasury of the Company) (which excludes 1,364,351 shares of Company Restricted Stock) and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), of which no shares are issued and outstanding or reserved for future issuance under any agreement, arrangement or understanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on February 19, 2015, the Company had no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for 105,199 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Plans, 3,723,687 shares of Company Common Stock reserved for issuance and available for grant under the Company Stock Plans (not including shares of Company Common Stock reserved for issuance with respect to outstanding Company Options), 17,922,239 shares of Company Common Stock issuable upon conversion of the Company Convertible Debt (assuming no make-whole adjustment and assuming all conversions are settled solely in shares of Company

Common Stock), and 10,484,343 shares of Company Common Stock subject to the Warrants. All of the Company Options and Company Restricted Stock have been granted to service providers of the Company and its Subsidiaries (or any predecessor company) pursuant to the Company Stock Plans. Each Company Option (A) was granted in compliance in all material respects with all applicable Law and all of the terms and conditions of the Company Stock Plans, (B) has a grant date identical to the date on which the Company Board (or, if appropriate, any committee thereof) actually awarded such Company Option, (C) qualifies for the tax and accounting treatment afforded to such Company Option in the Tax Returns of the Company and the Company SEC Documents, respectively and (D) was granted with an exercise price per Share that was not less than the fair market value of a Share on the date of grant. All shares of Company Common Stock subject to issuance under the Company Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Section 3.2(b)(i) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of (A) each holder of Company Options and Company Restricted Stock, (B) the number of Company Options and shares of Company Restricted Stock held by such holder as of the date of this Agreement, (C) the number of shares of Company Common Stock subject to each Company Option (i.e., the original amount less exercises, if applicable, and any cancellations), (D) the grant date, exercise or purchase price, expiration date and vesting schedule of each such Company Option and share of Company Restricted Stock, as applicable, and (E) whether each Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. Section 3.2(b)(ii) of the Company Disclosure Schedule sets forth the conversion rate for each series of Convertible Senior Notes as of the close of business on February 19, 2015.

(c) Except for the Company Convertible Debt, Company Options to purchase not more than 105,199 shares of Company Common Stock, the Warrants to purchase not more than 10,484,343 shares of Company Common Stock and 1,364,351 shares of unvested Company Restricted Stock, there are no options, warrants or other rights, agreements, arrangements, stock appreciation rights, calls or commitments of any character (i) relating to any Equity Interests of the Company or any Company Subsidiary or (ii) obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary.

(d) Except with respect to the Company Restricted Stock, there are no outstanding obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any shares of Company Common Stock or other Equity Interests (other than the Company Convertible Debt) in the Company or any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or, other than the Company Convertible Debt, which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(f) The Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company Subsidiaries, free and clear of any Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for Equity Interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Since the close of business on December 31, 2013, no Company Subsidiary has issued any shares of capital stock or other Equity Interests.

3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.7 are true and correct, to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution and delivery of this Agreement by the Company and, assuming the representations and warranties set forth in Section 4.7 are true and correct, the consummation by the Company of the transactions contemplated by this Agreement, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and, assuming the representations and warranties set forth in Section 4.7 are true and correct, no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) At a meeting duly called and held, the Company Board (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, and (iii) determined to make the Company Board Recommendation. As of the date of this Agreement, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

(c) The Company has, assuming the representations and warranties set forth in Section 4.7 are true and correct, taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, without any further action on the part of the stockholders or the Company Board.

3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the Company Certificate or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (c) with or without notice, lapse of time or both, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, result in any change in the rights or obligations under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract, Company Permit or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c) above, for any such consent, approval, conflict, violation, breach, loss, change of control, default, other occurrence or Lien which, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or prevent or materially delay consummation of the Offer or the Merger.

3.5 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with the applicable requirements of the Exchange Act, (d) compliance with the applicable requirements of the Securities Act, (e) compliance with any applicable foreign or state securities Laws or Blue Sky Laws, (f) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby, (g) such filings as may be required under the rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), and (h) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to (x) any Governmental Entity, individually or in the aggregate, would not reasonably be expected to be other than immaterial to the Company or any Company Subsidiary, or prevent or materially delay consummation of the Offer or the Merger, or (y) any other Person, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, or prevent or materially delay consummation of the Offer or the Merger.

3.6 Permits; Compliance with Law.

(a) The Company and each Company Subsidiary holds all material authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”) and all of such Company Permits are valid and in full force and effect. The Company and each Company Subsidiary is in and since January 1, 2013 has been in compliance in all material respects with the terms of the Company Permits. No suspension, modification, revocation or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened.

(b) The Company and the Company Subsidiaries are, and have been since January 1, 2013, in compliance in all material respects with all Laws applicable to the Company or any Company Subsidiary or which any property or asset of the Company or any Company Subsidiary is bound or affected. Since January 1, 2013, neither the Company nor any Company Subsidiary has been, to the knowledge of the Company, investigated for, or charged by any Governmental Entity with a violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any such investigations or charges, the outcomes of which if determined adversely to the Company or any Company Subsidiary, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. No formal investigation or review, or to the knowledge of the Company, informal investigation or review, by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review, except for such investigations or reviews, the outcomes of which if determined adversely to the Company or any Company Subsidiary, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

3.7 SEC Filings; Financial Statements. Since January 1, 2012, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any Company Subsidiary with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates the Company SEC Documents (i) did not (or with respect to the Company SEC Documents filed or furnished after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC. None of the Company Subsidiaries is currently required to file any forms, reports or other documents with the SEC. To the knowledge of the

Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries included in the Company SEC Documents (collectively, the “Company Financial Statements”) (A) have been or will be, as the case may be, prepared from the books and records of the Company and the consolidated Company Subsidiaries in all material respects, (B) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act) and (C) fairly present or will fairly present, as the case may be, in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein.

3.8 Internal Controls; Sarbanes-Oxley Act. The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) effective to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed or will disclose, as the case may be, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, (B) any material weaknesses in internal control over financial reporting and (C) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company has made available to Parent prior to the date of this Agreement any material written communication made since January 1, 2013 and prior to the date of this Agreement by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since January 1, 2013, no material written complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. No executive officer of the Company has failed in any respect to make, without qualification, the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any form, report or schedule filed by the Company with the SEC since the enactment of the Sarbanes-Oxley Act.

3.9 Books and Records. The books and records of the Company and each Company Subsidiary have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

3.10 No Undisclosed Liabilities. Except for those liabilities and obligations (a) reserved against or provided for in the audited consolidated balance sheet of the Company as of December 31, 2013 or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2013, (c) incurred under this Agreement or in connection with the transactions contemplated by this Agreement, including the Offer and the Merger or (d) which, individually and in the aggregate, are not material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any Company Subsidiary has incurred any liabilities or obligations of any nature, whether or not accrued, absolute, determined, determinable, fixed or contingent and whether or not required to be recorded or reflected on a balance sheet under GAAP.

3.11 Absence of Certain Changes or Events.

(a) Since December 31, 2013, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(b) Since December 31, 2013, there has not occurred any change, event, development, condition, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.12 Employee Benefit Plans.

(a) List of Plans. Section 3.12(a) of the Company Disclosure Schedule sets forth a complete list, as of the date of this Agreement, of each material Company Benefit Plan. “Company Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and any other material plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation, bonuses, commission, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change of control payments, postemployment or retirement benefits or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company or any ERISA Affiliate, which are maintained, administered, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has or may reasonably be expected to have any obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. For purposes of this Section 3.12, “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or

(o) of the Code and the regulations thereunder. Neither the Company nor, to the knowledge of the Company, any other Person has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b) Deliveries. With respect to each material Company Benefit Plan, the Company has delivered to Parent complete copies of (i) each such Company Benefit Plan (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance contracts (including any fiduciary liability policy or fidelity bond) or other funding vehicles and all amendments, (ii) all summaries and summary plan descriptions, including any summary of material modifications, and any material employee communications, (iii) the most recent annual report on Form 5500 filed with the IRS with respect to such Company Benefit Plan, (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any such Company Benefit Plan and any pending request for such a determination letter, (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each such Company Benefit Plan, and (vii) all filings made with any Governmental Entity, including any filings under the IRS Voluntary Correction Program or the Department of Labor Delinquent Filer Program.

(c) General Compliance. Each Company Benefit Plan was established, has been maintained and administered in all material respects in accordance with its terms and all applicable laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Financial Statements prior to the date of this Agreement. To the knowledge of the Company, with respect to each material Company Benefit Plan, all tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all notices and disclosures have been timely provided to participants. With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company would reasonably be expected to be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law.

(d) Tax Qualification of Plans. Each Company Benefit Plan which is intended to qualify under Section 401(a) or Section 401(k) of the Code either (i) has received a favorable determination letter from the IRS as to its qualified status, (ii) may rely upon a prototype opinion letter or (iii) the remedial amendment period for such Company Benefit Plan has not yet expired, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the knowledge of the Company no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust that could not reasonably be corrected without material liability to the Company.

(e) Prohibited Transactions, Legal Actions, Ability to Amend, and Deductibility. To the Company’s knowledge (i) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material liability to the Company or any ERISA Affiliate, (ii) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability (other than (A) liability for ordinary administrative expenses typically incurred in a termination event or (B) if the Company Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either (x) there are sufficient assets set aside in a trust or insurance Contract to satisfy such liability or (y) such liability is reflected on the most recent balance sheet included in the Company Financial Statements prior to the date of this Agreement), (iii) neither the Company nor any ERISA Affiliate has incurred or would reasonably be expected to incur any material liability under ERISA Section 502, (iv) all contributions and payments to such Company Benefit Plan are deductible under Code sections 162 or 404, and (v) no material excise tax could be imposed upon the Company under Chapter 43 of the Code. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(f) Title IV of ERISA. (i) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA and neither the Company nor any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA, and (ii) no material liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder.

(g) Change in Control.

(i) No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), by any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in proposed Treasury Regulations Section 1.280G-1) under any Company Benefit Plan or otherwise could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(ii) Neither the Company nor any Company Subsidiary has an obligation to gross-up, indemnify or otherwise reimburse any current or former employee, officer or director of the Company or any Company Subsidiary for any Taxes incurred by such person pursuant to Section 4999 of the Code.

(h) Retiree Health/COBRA/Plan Expenses. Except as required by Law, no Company Benefit Plan provides any retiree or post-employment medical, disability or life insurance benefits to any Person. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The Company and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder, and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder. There has been no amendment to, announcement by the Company or any Company Subsidiary relating to, or change in employee participation or coverage under, any Company Benefit Plan which would materially increase the expense of maintaining such plan above the level of the expense occurred therefor for the most recent plan year.

(i) Section 409A/Deferred Compensation. Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is in all material respects in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder. No payment or benefit provided pursuant to any Company Benefit Plan between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and IRS guidance thereunder), including the grant, vesting or exercise of any Company Option, will or may provide for the deferral of compensation subject to Section 409A of the Code, whether pursuant to the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) or otherwise. The Company is not a party to, or otherwise obligated under, any Company Benefit Plan that provides for the gross-up, indemnification or reimbursement of the Tax imposed by Section 409A(a)(1)(B) of the Code. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan or Contract that will or may result in any payment of deferred compensation which will not be in compliance with Section 409A of the Code.

(j) Foreign Plans. With respect to each Company Benefit Plan subject to the laws of any jurisdiction outside of the United States (“Foreign Plans”): (i) each such Foreign Plan is set forth on Section 3.12(j) of the Company Disclosure Schedule, (ii) the Foreign Plans have been maintained in all material respects in accordance with all applicable requirements and all applicable Laws, (iii) if they are intended to qualify for special tax treatment, the Foreign Plans meet all requirements for such treatment, (iv) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, (v) no material liability exists or reasonably could be imposed upon the assets of the Company or any Company Subsidiary by reason of such Foreign Plans and (vi) if required to be registered or approved by any governmental entity or agency, has been so registered and approved.

(k) Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan, or shall limit the right of the Surviving Corporation or any Company Subsidiary to amend, terminate or otherwise modify any Company Benefit Plan following the Closing Date. In the event that (i) a party other than Parent, Merger Sub or the Company or any of their Subsidiaries makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Company Benefit Plan, and (ii) such provision is deemed to be an amendment to such Company Benefit Plan even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect.

3.13 Labor and Other Employment Matters.

(a) Since January 1, 2013 the Company and each Company Subsidiary have complied in all material respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, classification of employees, workers’ compensation, occupational safety, plant closings, compensation and benefits, and wages and hours. None of the Company or any Company Subsidiary is liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice).

(b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event, such as termination of employment) will (i) result in any payment (including, without limitation, severance, unemployment compensation, parachute or otherwise) becoming due to any director, employee or consultant of the Company or any Company Subsidiary or affiliate, or to any Governmental Entity or other Person on behalf of any such director, employee or consultant, from the Company or any Company Subsidiary or affiliate under any Company Benefit Plan or otherwise, (ii) materially increase any benefits or amounts otherwise payable, or result in any other material obligation under any Company Benefit Plan, (iii) result in any acceleration of the time of payment or vesting of any compensation or benefits or result in the funding (through a grantor trust or otherwise) of any compensation or benefits under any Company Benefit Plan, (iv) limit or restrict the right of the Company or any Company Subsidiary, or, after the consummation of the transactions contemplated hereby, Parent or any Company Subsidiaries, to merge, amend, terminate or transfer the assets off any of the Company Benefit Plans, (v) result in payments under any of the Company Benefit Plans that would disqualify any amount from being qualified performance-based compensation within the meaning of Section 162(m) of the Code or (vi) result in any material breach or other material violation of or under any employment agreement, or any other labor-related agreement concerning the employees of the Company or any Company Subsidiary or to which any of the Company or any Company Subsidiary is party or by which such entity is bound.

(c) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against any Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts thereunder which would reasonably be expected to result in any material liability of the Company or any Company Subsidiary to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor or any Multiemployer Plan.

(d) Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any collective bargaining agreement, contract or other written agreement or written understanding with a labor union, works council, employee representative or labor organization. To the knowledge of the Company, neither the Company nor any Company Subsidiary is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union, works council, employee representative or labor organization, nor is there pending or threatened any labor strike or lockout involving the Company or any Company Subsidiaries.

(e) Neither the Company nor any Company Subsidiary has effectuated a plant closing or mass layoff, as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101, et. seq., affecting any one or more sites of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Company Subsidiary. None of the Company or any Company Subsidiary have been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law.

3.14 Contracts; Indebtedness.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of each Contract to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties or assets, and which falls within any of the following categories:

(i) any Contract that limits or purports to limit in any material respect the freedom of the Company, any Company Subsidiary or any of the Company’s current or future affiliates to compete in any line of business, or sell, supply, develop or commercialize or distribute any product or service or any compounds, therapeutic area, class of drug or mechanism of action, in each case, in any geographic area or for any purpose, or to hire any individual or group of individuals, or which grant “most favored nation” status;

(ii) any Contract that, after the Effective Time, would have the effect of limiting in any material respect the freedom of Parent or any of the Parent Subsidiaries or any of Parent’s current or future affiliates to compete in any line of business, or sell, supply, develop or commercialize or distribute any Company Product or service or any compounds, therapeutic area, class of drug or mechanism of action, in each case, in any geographic area or for any purpose, or to hire any individual or group of individuals;

(iii) any distribution Contract or any distribution services Contract that is not terminable with less than 60 days’ notice;

(iv) any joint venture or partnership agreement;

(v) any Contract with a supplier or a customer providing for annual payments or receipts in excess of $7,500,000 with a term in excess of one year that cannot be terminated by the Company or a Subsidiary thereof on less than 60 days’ notice without material payment or penalty;

(vi) any agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $7,500,000 in any one year period that cannot be terminated by the Company or a Subsidiary thereof on less than 60 days’ notice without material payment or penalty;

(vii) any agreement that by its terms limits the payment of dividends or other distributions by the Company or any Company Subsidiary;

(viii) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit in any material respect the ability of the Company or any Company Subsidiary to own, operate, sell, transfer, pledge or otherwise dispose of any amount of assets or businesses;

(ix) any acquisition agreement with a purchase price (including contemplated earn-out payments) in excess of $7,500,000;

(x) any divestiture agreement with a purchase price in excess of $7,500,000 or that contains material ongoing indemnification obligations or other material obligations;

(xi) any agreement relating to indebtedness for borrowed money or any financial guaranty in excess of $2,000,000 individually;

(xii) any material lease, sublease or other Contract with respect to the Leased Real Property (“Lease Agreements”);

(xiii) any material Contract relating to any Material Intellectual Property, other than Contracts providing for the non-exclusive license of off-the-shelf, non-customized Software that is generally available on a commercial basis;

(xiv) each Contract with any Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract) involving or reasonably likely to involve payments in excess of $5,000,000 per year;

(xv) any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (but excluding any Company Benefit Plan); or

(xvi) any other agreement which would prohibit or materially delay the consummation of the Offer or the Merger or any other transaction contemplated by this Agreement.

Each Contract of the type described in this Section 3.14(a) is referred to herein as a “Company Material Contract.” True, complete and unredacted copies of each Company Material Contract have been made available by or on behalf of the Company to Parent, or publicly filed with the SEC.

(b) Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole: (i) each Company Material Contract is a valid, binding and enforceable obligation of the

Company or the Company Subsidiaries and, to the knowledge of the Company, of the other party or parties thereto, in accordance with its terms; (ii) each Company Material Contract is in full force and effect; (iii) the Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Material Contract to date and, to the knowledge of the Company, each other party to each Company Material Contract has performed all obligations required to be performed by it under such Company Material Contract to date; (iv) none of the Company or any Company Subsidiary knows of, or has received notice of, any violation or default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract; and (v) neither the Company nor any Company Subsidiary has received any written notice from any other party to any such Company Material Contract that such party intends to terminate, or not renew, any such Company Material Contract.

(c) The shares of Company Common Stock issuable in respect of the make-whole adjustment under the Indenture with respect to the 2015 Notes, assuming a Make-Whole Fundamental Change (as defined in the 2015 Indenture) as of the date of this Agreement at the Offer Price, would be 8,681. The shares of Company Common Stock issuable in respect of the make-whole adjustment under the Indenture with respect to the 2019 Notes, assuming a Make-Whole Fundamental Change (as defined in the 2019 Indenture) as of the date of this Agreement at the Offer Price, would be 174,480.

3.15 Litigation.

(a) There is no suit, claim, action, proceeding, hearing, investigation or arbitration pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties that, individually or in the aggregate, if determined adversely to the Company or any Company Subsidiary, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

3.16 Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (a) each of the Company, the Company Subsidiaries, and their respective predecessors (collectively, the “Inclusive Companies”), is now and since January 1, 2013 has been in compliance with all applicable Environmental Laws and each has all of the Environmental Permits necessary for the conduct and operation of the business of the Company and its Subsidiaries as now being conducted, and all such Environmental Permits are in good standing; (b) there is not now and has not been any Hazardous Substances used, generated, treated, stored, transported, disposed of, released, handled or otherwise existing on, under, about, or emanating from or to, any property currently owned, leased or operated by the Inclusive Companies, or any property previously owned, leased or operated by the Inclusive Companies at the time the Inclusive Companies owned, leased or operated said property, except in compliance with all applicable Environmental Laws; (c) the Inclusive Companies have not received any written notice of alleged, actual or potential responsibility or liability for, or any inquiry or investigation by a Governmental Entity, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law; and (d) the Inclusive Companies have not entered into or agreed to any consent order or decree, or are subject to any judgment, settlement, or order, relating to compliance with, or liability under, any Environmental Law, Environmental Permit, or the investigation, sampling, monitoring, treatment, remediation, removal or remediation of Hazardous Substances.

3.17 Intellectual Property.

(a) General. Section 3.17(a) of the Company Disclosure Schedule sets forth a complete and accurate list of the following Intellectual Property Rights: (i) patent and patent applications currently owned by or exclusively licensed to the Company or a Company Subsidiary, setting forth for each patent and patent application, the name of the owner(s), the patent number or application serial number, the jurisdiction in which the patent has issued or application has been filed and the date filed or issued; (ii) registered Trademarks currently owned by the Company or a Company Subsidiary, setting forth for each the application serial number or registration number, the country, province and state, as applicable, in which the Trademark has been registered or the application has been filed and the class of goods covered; (iii) domain names currently registered to the Company or a Company Subsidiary, setting forth for each domain name and the name of the registrant; and (iv) registered copyrighted works currently owned by the Company or a Company Subsidiary, setting forth for each registered copyrighted work, the name of the owner, the number and date of registration or copyright application and the jurisdiction where filed (collectively, the “Registered Intellectual Property”). All assignments of patents and patent applications owned by the Company (and, to the knowledge of the Company, with respect to any other patents or patent applications included in the Registered Intellectual Property) have been properly executed and have been or are being recorded.

(b) Ownership. All of the Intellectual Property Rights and Technology material to the business of the Company and its Subsidiaries currently owned by, licensed to or in the control of the Company or a Company Subsidiary are collectively referred to herein as the “Material Intellectual Property.” Each of the Company and the Company Subsidiaries exclusively owns (beneficially, and of record where applicable) all right, title and interest in and to the Material Intellectual Property owned or purported to be owned by the Company or such Company Subsidiary, as applicable (the “Owned Material Intellectual Property”), free and clear of Liens (other than Permitted Liens), and has a valid and enforceable right or license to use all other Material Intellectual Property. The Owned Material Intellectual Property is subsisting, and to the knowledge of the Company, valid and enforceable. Without limiting the foregoing, the Owned Material Intellectual Property has been: (i) developed by employees of the Company or a Company Subsidiary, as the case may be, within the scope of their employment who have assigned all of their respective right, title and interest in and to such Material Intellectual Property to the Company or a Company Subsidiary pursuant to valid, enforceable written agreements; (ii) developed by independent contractors who have assigned all of their respective right, title and interest in and to such Material Intellectual Property to the Company or a Company Subsidiary pursuant to valid, enforceable written agreements; or (iii) otherwise acquired by the Company or a Company Subsidiary from a third party who assigned all right, title and interest in and to such Intellectual Property Rights and Technology to the Company or such Company Subsidiary pursuant to a valid, enforceable written agreement. The Material Intellectual Property constitutes all of the Intellectual Property Rights used in or necessary for (A) the respective businesses of the Company and the Company Subsidiaries as currently conducted, and (B) the Company Products that are currently in clinical development or being formulated, manufactured, marketed or sold by the Company or any Company Subsidiary, and, except as provided in the applicable Contracts identified in Section 3.4 of the Company Disclosure Schedule, such Material Intellectual Property will be owned or available for use, following the consummation of the transactions contemplated by this Agreement, on the same terms as they were owned or available for use by the Company or a Company Subsidiary immediately prior to the date of this Agreement.

(c) Absence of Claims; Non-infringement. No proceedings, claims, or actions are pending against the Company or any Company Subsidiary, or, to the knowledge of the Company, are threatened, that challenge the right of the Company or any Company Subsidiary with respect to the use, validity, registrability, enforceability or ownership of the Owned Material Intellectual Property (or, to the knowledge of the Company, any other Material Intellectual Property). No interference, opposition, reissue, reexamination, inventorship challenges, nullity proceedings, inter partes reviews, post grant reviews, covered business method reviews, derivation proceedings, or other proceeding is pending or, to the knowledge of the Company, threatened, in which the scope, validity, or enforceability of any of the Material Intellectual Property owned by the Company is being contested or challenged. To the knowledge of the Company, neither the Company’s or any Company Subsidiary’s past nor present use of the Material Intellectual Property, manufacture, offer for sale, sale, license, import or other disposition of any Company Product, or other conduct of the business of the Company or any Company Subsidiary, infringes or misappropriates, violates or otherwise conflicts with, or constitutes any contributory infringement, inducement to infringement or misappropriation or violation of, the rights of any other Person anywhere in the world. The Company has not received any written notice, nor has there been any claim, action, suit, proceeding or investigation pending, or to the knowledge of the Company threatened (including “cease and desist” letters and written invitations to take a patent license), alleging the invalidity of, or limitation on, the Company’s or any Company Subsidiary’s right to use, any of the Material Intellectual Property, or the alleged infringement, misappropriation or other violation of any rights of others by the Company or any Company Subsidiary. Neither the Company nor any of the Company Subsidiaries has asserted or threatened a claim, action, suit, proceeding or investigation (including “cease and desist” letters and written invitations to take a patent license) against any third party alleging infringement, misappropriation or violation of any Owned Material Intellectual Property. No Person has notified the Company in writing that it is claiming any ownership of or right to use any Owned Material Intellectual Property, except as to those Intellectual Property Rights jointly owned with another Person as set forth in Section 3.17(a) of the Company Disclosure Schedule or pursuant to any Company Material Contracts related to any joint venture or partnership agreements. Neither the Owned Material Intellectual Property nor, to the knowledge of the Company, any other Material Intellectual Property is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Entity affecting the rights of the Company or any Company Subsidiary with respect thereto. To the knowledge of the Company, no Person is currently interfering with, infringing upon, misappropriating or otherwise violating any of the Material Intellectual Property, and neither the Company nor any of the Company Subsidiaries has made any claim alleging any of the foregoing.

(d) Protection of Intellectual Property Rights. All of the registrations and pending applications to governmental or regulatory bodies with respect to the Owned Material Intellectual Property (and, to the knowledge of the Company, the other Material Intellectual Property) have been timely and duly filed and all maintenance and related fees due through the Closing Date have been paid, and the Company and each Company Subsidiary has taken all other reasonable actions required to maintain their validity and effectiveness. The Company and each Company Subsidiary has taken appropriate and reasonable actions (including entering into valid and enforceable written confidentiality and nondisclosure agreements with officers, directors, subcontractors, employees, licensees and customers in connection with its assets or the business of the Company and its Subsidiaries) to safeguard and maintain the secrecy and confidentiality of Trade Secrets that are material to the business of the Company or such Company Subsidiary and, to the knowledge of the Company, no such Trade Secret has been used, disclosed to or discovered by any Person except pursuant to a written, valid and appropriate non-disclosure and/or license agreement that has not been breached.

(e) Funding. Neither the Company nor any of the Company Subsidiaries has received any funding or, to the knowledge of the Company, other resources, from any Governmental Entity in connection with the development or commercialization of any current or planned Company Product.

(f) IT Assets. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the IT Assets (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company in connection with its business and (ii) have not malfunctioned or failed within the past three years in a manner that has had an adverse impact on the business of the Company and any Company Subsidiary. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have implemented reasonable backup and disaster recovery technologies consistent with industry practices.

3.18 Tax Matters.

(a) Filing of Tax Returns. (i) The Company and each Company Subsidiary has timely filed, or caused to be filed (or had filed on its behalf), with the appropriate Governmental Entities all material Tax Returns required to be filed through the date of this Agreement (taking into account any validly obtained extension of time within which to file), (ii) all such Tax Returns are complete and accurate in all material respects, and (iii) all material Taxes due and owing by the Company and the Company Subsidiaries (whether or not shown on any Tax Return) have been paid, other than Taxes that are being contested in good faith through appropriate proceedings and for which an adequate reserve has been established in the most recent Company Financial Statements in accordance with GAAP.

(b) Audits, Investigations or Claims. (i) No material deficiencies for Taxes against any of the Company and the Company Subsidiaries have been claimed, proposed or assessed in writing by any Governmental Entity, other than a deficiency that (A) has been paid, settled and paid or withdrawn or (B) is being contested in good faith through appropriate proceedings and for which an adequate reserve has been established in the most recent Company Financial Statements in accordance with GAAP, (ii) there are no pending or, to the knowledge of the Company, threatened audits, assessments or other actions for or relating to any material liability in respect of Taxes of the Company or any Company Subsidiary, and (iii) neither the Company nor any of the Company Subsidiaries nor any predecessor has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(c) Liens. There are no material Liens for Taxes other than Permitted Liens on any assets of any of the Company and the Company Subsidiaries.

(d) Tax Sharing Agreements. None of the Company or any Company Subsidiary is a party to, is bound by or has any obligation under any material Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement (other than customary gross up or indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(e) Other Entity Liability. None of the Company or any Company Subsidiary is or has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). None of the Company or any Company Subsidiary has any liability for the material Taxes of any Person (other than Taxes of the Company and the Company Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise (other than customary gross-up or indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(f) Withholding. Each of the Company and the Company Subsidiaries has timely reported and, to the extent required by Law, withheld and paid to the appropriate Governmental Entity, all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, director, independent contractor, creditor, stockholder or other third party.

(g) Post-Effective Time Items. Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, the computation of taxable income for any period or portion thereof after the Effective Time as a result of any (i) change in method of accounting made prior to the Effective Time, (ii) closing agreement under Section 7121 of the Code entered into prior to the Effective Time (or in the case of clauses (i) and (ii) above, under any similar provision of applicable state, local or foreign Law), (iii) installment sale or open transaction disposition made prior to the Effective Time or (iv) prepaid amount received prior to the Effective Time.

(h) USRPHC. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) Spin-Offs. Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code during the immediately preceding two years.

(j) Tax Shelters. Neither the Company nor any Company Subsidiary has entered into any transaction identified as a “reportable transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2).

3.19 Insurance. The Company and each Company Subsidiary maintains insurance coverage with reputable and financially sound insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with customary industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries. The Company has made available to Parent true and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and the Company Subsidiaries (the “Insurance Policies”). Section 3.19 of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of the Insurance Policies. Each of the Insurance Policies is in full force and effect, all premiums due thereon have been paid in full and the Company and the Company Subsidiaries are in compliance with the terms and conditions of such Insurance Policies, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, none of the Company or any Company Subsidiary has received any written notice or other written communication regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage, limitation in coverage or rejection of any material claim under any Insurance Policy, or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy.

3.20 Properties and Assets. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all property and assets (i) reflected on the Company’s financial statements or notes thereto for the fiscal year ended December 31, 2013 included in the Company SEC Documents or (ii) acquired or leased after December 31, 2013, except, in each case, as have been disposed of since December 31, 2013 in the ordinary course of business consistent with past practice. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no such property or assets is subject to any Lien (other than Permitted Liens).

3.21 Real Property.

(a) None of the Company or any Company Subsidiary owns any real property or interest in real property in fee.

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth (i) a true and complete list, as of the date of this Agreement, of all real property leased, subleased or otherwise occupied by the Company or any Company Subsidiary (collectively, the “Leased Real Property”), and (ii) the address for each Leased Real Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Leased Real Property, other than Permitted Liens.

(c) No lessor under any material Lease Agreement has given any written notice to the Company or any Company Subsidiaries, or, to the knowledge of the Company, any oral notice, for the purpose of terminating or threatening to terminate any right of first refusal (or right of first offer) to lease or purchase any lease expansion right or any similar right now existing under the Lease Agreements.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and there are no such proceedings threatened, affecting any portion of the Leased Real Property and neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding writ, injunction, decree, order or judgment or of any pending proceeding, and there is no such writ, injunction, decree, order, judgment or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by any Person of the Leased Real Property.

3.22 Regulatory Compliance.

(a) The Company and each Company Subsidiary is, and since January 1, 2013, has been, in compliance in all material respects with all health care Laws applicable to the Company or any Company Subsidiary, or by which any property, Company Product or other asset of the Company or any Company Subsidiary is bound or affected, including the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the civil monetary penalty laws (42 U.S.C. § 1320a-7a), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, “HIPAA”), all criminal Laws relating to health care fraud and abuse, including to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under HIPAA, the exclusion laws (42 U.S.C. § 1320a-7), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and in each case the regulations promulgated thereunder, all other Laws relating to the development, billing, labeling, storage, testing, distribution, sales or marketing of, or payments and reimbursements for, pharmaceutical products and medical devices, and any state, local and foreign equivalents of any of the foregoing, and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs (collectively, “Health Care Laws”). Since January 1, 2013, neither the Company nor any Company Subsidiary has engaged in activities which are, as applicable, cause for false claims liability, civil penalties or mandatory or permissive exclusion from Medicare, Medicaid, or any other state health care program or federal health care program.

(b) To the knowledge of the Company, the development, manufacture, testing, distribution, and marketing of each Company Product that is or since January 1, 2013 has been developed, manufactured, tested, distributed or marketed is being, and since January 1, 2013 has been, conducted in compliance with the Health Care Laws including those relating to investigational use, premarket clearance or marketing approval, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping and filing of reports, except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. There are no proceedings, claims, or actions pending or, to the knowledge of the Company, threatened by any Company Regulatory Agency, including any prosecution, injunction, seizure, civil fine, suspension or recall, in each case alleging any violation applicable to any Company Product by the Company or any Company Subsidiaries of any Law, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(c) Since January 1, 2013, neither the Company nor any Company Subsidiary is a party to or has any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. Additionally, none of the Company, any Company Subsidiary, or any of its respective employees, officers or directors has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of the Company, is subject to a governmental inquiry, investigation, proceeding, or other similar action that would reasonably be expected to result in debarment, suspension, or exclusion, except as, with respect to employees (other than officers and directors), individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d) The clinical and pre-clinical studies conducted by or on behalf of or sponsored by the Company were since January 1, 2013, and, if still pending, are being conducted in all material respects in accordance with all applicable Health Care Laws, including the Federal Food, Drug and Cosmetic Act, its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, and any foreign equivalents. Since January 1, 2013, the Company has not received any written notice or other written correspondence from any applicable Institutional Review Board, the FDA or any other Company Regulatory Agency requiring the termination, suspension or material modification of any ongoing clinical or pre-clinical study, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Since January 1, 2013, none of the Company or any Company Subsidiary has received any material written information from the FDA or any other Company Regulatory Agency which would reasonably be likely to lead to the denial of any application for marketing approval currently pending before the FDA or any other Company Regulatory Agency. There are no material pending or, to the knowledge of the Company, threatened actions or proceedings by the FDA or any other Company Regulatory Agency which would prohibit or impede the potential future commercial sale of any of the Company Products. To the knowledge of the Company, there are no Contracts, including settlements with Governmental Entities, which would reasonably be expected to impose material obligations on the Company or any Company Subsidiary for independent review and oversight of marketing and sales practices or limit in any material respect the ability of the Company to develop, manufacture, market or sell any Company Products.

(e) All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company or any Company Subsidiary have been so filed, maintained or furnished. To the knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(f) Since January 1, 2013, neither the Company nor any Company Subsidiary has (i) made any untrue statement of material fact or fraudulent statement to the FDA or any Company Regulatory Agency, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or (iii) committed any other act, made any statement, or failed to make any statement that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Company Regulatory Agency to invoke a similar policy. Neither the Company nor any Company Subsidiary is the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA or any other Company Regulatory Agency pursuant to such policies.

(g) Since January 1, 2013, none of the Company or any Company Subsidiary has either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product, and no Company Product has been recalled, suspended, discontinued or the subject of a refusal to file, clinical hold, deficiency or similar action (including any correspondence questioning data integrity) as a result of any action by the FDA, any other Company Regulatory Agency, or the Company, in the United States or outside the United States. To the knowledge of the Company, there are no facts which are reasonably likely to cause (A) the recall, market withdrawal or replacement of any Company Product, (B) a material change in the labeling of any such Company Products, or (C) a termination or suspension of the marketing of such Company Products.

3.23 Certain Payments. Neither the Company nor any of the Company Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (i) has provided any illegal contributions, gifts, entertainment or other unlawful items to influence political activity, (ii) has provided any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, or any other applicable anti-bribery laws, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.24 OFAC. The Company and each Company Subsidiary are in compliance in all material respects with all statutory and regulatory requirements under the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and associated executive orders, and the Laws implemented by the Office of Foreign Assets Control, United States Department of Treasury (collectively, and any successors or replacements thereof, the “Export Control Laws”). The Company and each Company Subsidiary are in compliance in all material respects with the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and all Laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security. To the knowledge of the Company, since January 1, 2013, neither the Company nor any Company Subsidiary has received any communication that alleges that the Company or any of the Company Subsidiaries is not, or may not be, in compliance with the Export Control Laws.

3.25 Opinions of Financial Advisors. The Company Board has received the written opinions (the “Fairness Opinions”) of Centerview Partners LLC and J.P. Morgan Securities LLC (the “Company Financial Advisors”), dated as of the date of this Agreement, to the effect that, as of the date of such opinions and subject to the assumptions, matters considered and limitations and qualifications described therein, the consideration to be paid to the holders of Shares (other than holders of Shares to be cancelled pursuant to Section 2.1(b), Shares held by any affiliate of Guarantor, and any Dissenting Shares) pursuant to the Offer and Merger is fair, from a financial point of view, to such holders. Signed copies of the written Fairness Opinions will be delivered to Parent solely for informational purposes promptly after receipt thereof by the Company.

3.26 Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company expressly for inclusion or incorporation by reference in the Offer Documents (and any amendment or supplement) will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will comply as to form in all material respects with the provisions of Rule 14d-9 of the Exchange Act and any other applicable federal securities laws and will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9 based on information furnished by Parent or Merger Sub in writing expressly for inclusion therein.

3.27 Required Vote. Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL and the representations and warranties set forth in Section 4.7 are true and correct, no vote of the holders of any of the Company Common Stock is necessary to authorize or adopt this Agreement or to consummate the Merger as contemplated by this Agreement.

3.28 Brokers. Except for the Company’s obligations to the Company Financial Advisors, neither the Company nor any stockholder, director, officer, employee or affiliate of the Company has incurred or will incur on behalf of the Company or any Company Subsidiary, any brokerage, finders’ or similar fee in connection with the transactions contemplated by this Agreement, including the Offer and the Merger. The Company has heretofore made available to Parent true and complete copies of all agreements between the Company and the Company Financial Advisors pursuant to which such firms would be entitled to any payment or commission relating to the Offer or the Merger or any other transactions contemplated by this Agreement.

3.29 Related Party Transactions. There are no outstanding amounts payable to or receivable from, or advances by the Company or any Company Subsidiary to, and neither the Company nor any Company Subsidiary is otherwise a creditor or debtor to, or party to any Contract or transaction with, any holder of 5% or more of the Company Common Stock or any director, officer, employee or affiliate of the Company or any Company Subsidiary, or to any relative of any of the foregoing, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice.

3.30 Inventory. The inventory of the Company set forth on the balance sheet of the Company as of December 31, 2014 was, as of the date of such balance sheet, of an age, quality and quantity usable and salable in the ordinary course of business in all material respects, net of any reserves shown thereon. Since December 31, 2014, there has not been a material change in the age, quality, quantity, usability or salability of the inventory of the Company, other than in the ordinary course of business.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the state or other jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution and delivery of this Agreement by each of Parent and Merger Sub, as applicable, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, in each case, except for the adoption of this Agreement (immediately following its execution) by Parent as the sole stockholder of Merger Sub. This Agreement has been validly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the notice of articles, articles, certificate of incorporation or by-laws or equivalent organizational or governing documents of Parent or Merger Sub; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) or any of their respective properties or assets; or (c) with or without notice, lapse of time or both, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub or any Parent Subsidiary pursuant to, any Contract, permit or other instrument or obligation to which Parent, Merger Sub or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (b) and (c), for any such consent, approval, conflict, violation, breach, loss, default, other occurrence or Lien which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.4 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the acceptance for payment or acquisition of Shares pursuant to the Offer, the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement, or compliance by Parent or Merger Sub with any of the provisions of this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity or any other Person, other than (a) the filing of the Certificate of Merger as required by the DGCL, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with the applicable requirements of the Exchange Act, (d) compliance with the applicable requirements of the Securities Act, (e) compliance with any applicable foreign or state securities or Blue Sky Laws, (f) filings with the SEC and with the securities commissions or similar securities regulatory authority in each of the provinces of Canada (the “Canadian Securities Authorities”) as may be required by Guarantor, Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby, (g) such filings as may be required under the rules and regulations of the New York Stock Exchange or Toronto Stock Exchange, and (h) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity or any other Person, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

4.5 Litigation.

(a) There is no suit, claim, action, proceeding, hearing, investigation or arbitration pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) Neither Parent nor Merger Sub is subject to any outstanding order, writ, injunction, judgment, decree or arbitration ruling, award or other finding that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.6 Information in the Offer Documents and the Schedule 14D-9. The information supplied by Parent expressly for inclusion or incorporation by reference in the Schedule 14D-9 (and any amendment or supplement) will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. The Offer Documents will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities laws and will not, when filed with the SEC, when distributed or disseminated to the Company’s stockholders, and at the Expiration Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, except that Parent and Merger Sub make no representation or warranty with respect to statements made in the Offer Documents based on information furnished by the Company in writing expressly for inclusion therein.

4.7 Ownership of Company Capital Stock. Neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by this Agreement).

4.8 Sufficient Funds. Parent and Merger Sub (directly or through one or more affiliates) will have all of the funds immediately available as and when needed that are necessary to (i) consummate the Offer at the Acceptance Time, (ii) consummate the Merger at the Closing, (iii) otherwise perform their respective obligations under this Agreement and (iv) pay any fees, expenses or other amounts payable by Parent or Merger Sub in connection with the consummation of the transactions contemplated by this Agreement (the “Intended Purposes”). Parent and Merger Sub have provided to the Company a true and complete copy of a fully executed commitment letter, dated as of the date hereof (including all exhibits, schedules, annexes, supplements, amendments and joinders thereto, collectively, the “Commitment Letter”), from the lenders party thereto (collectively, the “Lenders”) and the executed fee letter relating thereto (provided that the fee amounts, pricing caps and other economic terms, and the rates and amounts included in the “market flex” provisions (but not covenants), may be redacted, none of which redacted provisions could adversely affect the conditionality, enforceability, termination or amount of the Debt Financing) (including all exhibits, schedules, annexes, supplements, amendments and joinders thereto, collectively, the “Fee Letter”). Pursuant to the Commitment Letter, and subject to the terms and conditions thereof, the Lenders have committed to provide Guarantor and Parent with the amounts set forth in the Commitment Letter (the “Debt Financing”) for purposes of financing the Offer, the Merger and the other transactions contemplated by this Agreement. As of the date hereof, the Commitment Letter is in full force and effect and constitutes a valid and binding obligation of Guarantor and Parent, and to the knowledge of Parent and Merger Sub, the Lenders, enforceable in accordance with its terms (except that (x) such enforcement may be subject to applicable bankruptcy, insolvency, fraudulent transfer, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (y) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought). As of the date hereof, other than the Commitment Letter, none of Guarantor, Parent or Merger Sub has entered into any side letters, Contracts or other arrangements pursuant to which any Person has the right to amend, restate or otherwise modify the Commitment Letter in a manner that could reasonably be expected to adversely affect the availability at the Acceptance Time or the Closing of the Debt Financing. Except as set forth in the Commitment Letter and the Fee Letter, there are no conditions or contingencies (including pursuant to any “market flex” provisions in the Fee Letter) to funding the Debt Financing under the Commitment Letter in an amount necessary, when taken together with other funds available to Parent and Merger Sub to fund the Intended Purposes, and the Commitment Letter has not been amended, restated or otherwise modified in any manner prior to the date hereof and the respective commitments contained in the Commitment Letter have not been terminated, reduced, withdrawn or rescinded in any respect prior to the date hereof. The Commitment Letter, the Fee Letter, the engagement letter and fee credit letter related thereto constitute the entire and complete agreement between the parties thereto with respect to the Debt Financing. As of the date hereof, (i) assuming the accuracy of the representations and warranties set forth in Article III, no event has occurred which, with or without notice, lapse of time or both, would constitute (A) a default or breach by Guarantor or Parent under any term of, or (B) a failure to satisfy any condition by Guarantor or

Parent or, to the knowledge of Parent and Merger Sub, any Lender under, the Commitment Letter and (ii) assuming the satisfaction of the Minimum Condition and the satisfaction, or waiver by the Merger Sub, of the other conditions set forth in Annex I, neither Parent nor Merger Sub has any reason to believe that (x) any condition or contingency related to the funding of the full amount of the Debt Financing will not be satisfied at the Acceptance Time or (y) the full amount of the Debt Financing will not be available to Guarantor and Parent at the Acceptance Time. Guarantor or Parent has fully paid, or caused to be paid, any and all commitment or other fees required by the Commitment Letter on or prior to the date hereof.

4.9 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b) Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and will not prior to the Closing Date have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.10 Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent, Merger Sub or any of their respective affiliates.

ARTICLE V

COVENANTS

5.1 Conduct of Business by the Company Pending the Effective Time; Certain Other Events.

(a) The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule, as required by applicable Law, or as expressly required by any other provision of this Agreement, unless Parent shall otherwise agree in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, (i) conduct its business only in the ordinary and usual course of business consistent with past practice and (ii) use its reasonable best efforts consistent with the foregoing to (A) keep available the services of the current officers, employees and consultants of the Company and each Company Subsidiary and preserve, in all material respects, the goodwill and current relationships of the Company and each Company Subsidiary with Governmental Entities, licensors, licensees, development collaboration or other commercialization partners, manufacturers, distributors, customers, suppliers and other Persons with which the Company or any Company Subsidiary has significant business relations, (B) preserve intact its business organization, and (C) comply in all material respects with all applicable Laws. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Schedule or as expressly required by any other provision of this Agreement, the Company shall not (unless required by applicable Law), and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Company Options or the Warrants, or the conversion of Convertible Senior Notes, outstanding as of the date of this Agreement in accordance with their terms;

(iii) sell, pledge, dispose of, transfer, lease, license, guarantee, let lapse, abandon or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee, lapse, abandonment or encumbrance of, any property or assets (including Intellectual Property Rights) of the Company or any Company Subsidiary, except pursuant to existing Contracts or commitments or the sale of Company Products or de minimis dispositions or abandonments in the ordinary course of business consistent with past practice;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary) or enter into any agreement with respect to the voting or registration of its capital stock;

(v) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests (subject to Section 5.13) or any of its other securities, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options or the Warrants in order to pay the exercise price thereof, (B) the withholding, cancellation or repurchase of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans and (C) the acquisition by the Company of Company Options and Company Restricted Stock in connection with the forfeiture of such award, in each case in accordance with the terms of the applicable award or instrument as in effect on the date of this Agreement;

(vi) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets, other than acquisitions of active pharmaceutical ingredients and other supplies in the ordinary course of business consistent with past practice;

(vii) (A) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Company Subsidiary) for borrowed money or (B) for borrowings under the Company’s existing credit facilities or issuances of commercial paper for working capital purposes not prohibited by this Agreement in an amount not to exceed $37,500,000 in the aggregate;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly owned Company Subsidiary);

(ix) terminate, cancel, renew, or request or agree to any material change in or waiver under any Company Material Contract, or enter into or amend any Contract that, if existing on the date of this Agreement, would be a Company Material Contract (provided that for purposes of this Section 5.1(a)(ix) only, a threshold of $1,000,000 instead of $7,500,000 will apply with respect to any Contract which would have been a Company Material Contract pursuant to clauses (v) and (vi) of the definition of Company Material Contracts);

(x) enter into or amend any distribution, distribution services or similar agreement;

(xi) make or authorize any capital expenditure in excess of the Company’s capital expenditure budget as set forth in Section 5.1(a)(xi) of the Company Disclosure Schedule;

(xii) [Reserved];

(xiii) [Reserved];

(xiv) except to the extent required by applicable Law or the existing terms of any Company Benefit Plan described in Section 3.12(a) of the Company Disclosure Schedule, (A) increase the compensation, bonus, retirement, welfare, severance or termination pay of any director, officer, employee or consultant of the Company or any Company Subsidiary, (B) terminate, adopt or establish any new Company Benefit Plan (including any stock option, stock benefit or stock purchase plan) or amend or modify any existing Company Benefit Plan other than (i) termination of the Company Stock Plans in accordance with Section 2.4(d) and (ii) routine amendments to qualified retirement plans or health and welfare plans (other than the severance plans set forth on Section 5.8(c) of the Company Disclosure Schedule) that do not increase benefits or result in increased administrative costs, or accelerate the vesting of any compensation (including equity-based awards) for the benefit of any director, officer, employee or consultant of the Company or any Company Subsidiary (except as required by the existing terms of any Company Benefit Plan), (C) provide any funding for any rabbi trust or similar arrangement, or take any other action to fund or secure the payment of any compensation or benefit except as otherwise required by the terms of the Company Benefit Plan, (D) grant to any director, officer, employee or consultant of the Company or any Company Subsidiary any new award under any Company Benefit Plan including any right to receive any severance, change in control, retention, termination or similar compensation or benefits, or make amendments thereto or increases therein, (E) pay any bonus or incentive compensation under any Company Benefit Plan in excess of the amount earned based on actual performance, (F) pay any severance in excess of what is legally required under the terms of any Company Benefit Plan or applicable Law, (G) hire any executive officer or any employee or consultant with maximum annual cash compensation opportunities in excess of $200,000 or hire any employee whose compensation and benefits are not in the ordinary course consistent with past practice for new hires in similar positions; or (H) promote any executive officer of the Company or promote any employee of the Company or any Company Subsidiary to an executive officer position;

(xv) make any change in accounting policies, practices, principles, methods or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company, other than as required by GAAP (or any authoritative interpretation thereof) or by a Governmental Entity;

(xvi) compromise, settle or agree to settle any suit, action, claim, proceeding or investigation against the Company or any Company Subsidiary (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages (in excess of insurance proceeds) not to exceed $200,000 individually or $1,000,000 in the aggregate, in any case without the imposition of equitable relief on the Company or any Company Subsidiary;

(xvii) (A) except as may be required by applicable Law, (1) make or change any Tax election, (2) change any annual Tax accounting period, (3) adopt or change any method of Tax accounting, or (4) file any amended Tax Return reflecting an amount of Taxes, or (B) (1) settle or compromise any material liability for Taxes, (2) surrender any right to claim a Tax refund, or (3) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, other than extensions in the ordinary course of business consistent with past practice;

(xviii) take any action that is intended to, or would reasonably be expected to, (i) result in any of the conditions to the Offer set forth in Annex I or any of the conditions to the Merger set forth in Article VI not being satisfied or (ii) subject to Section 5.4, prevent, impede, interfere with, hinder or delay the consummation by the Company of the Offer or the Merger; or

(xix) authorize or enter into any Contract, or otherwise make any commitment, to do any of the foregoing.

(b) During the term of this Agreement, neither Parent nor Merger Sub shall, and each of Parent and Merger Sub shall cause their respective Subsidiaries not to, take any action that is intended to, would or would reasonably be expected to (i) result in any of the conditions to the Offer set forth in Annex I or any of the conditions to the Merger set forth in Article VI not being satisfied or (ii) prevent, impede, interfere with, hinder or delay the consummation by Parent or Merger Sub of the Offer or the Merger.

5.2 Financing.

(a) Each of Parent and Merger Sub shall, and shall cause each of its respective controlled affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and to obtain the Debt Financing on or prior to the Acceptance Time on the terms and conditions described in the Commitment Letter (including the exercise of any “market flex” provisions in the Fee Letter) and shall not permit any amendment, supplement, modification or replacement to be made to, or any waiver of any provision or any of its rights under, the Commitment Letter or the Definitive Agreements without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), if such amendment, supplement, modification, replacement or waiver (i) reduces the aggregate cash amount of proceeds of the Debt Financing to an amount below the amount (that when combined with the liquidity Parent then contemplates to be, and which is available to be, applied thereto) required to consummate the Offer, the Merger and the other transactions contemplated by this Agreement and to repay or refinance the debt contemplated to be replaced by the Commitment Letter, including the payment of all fees, premiums and expenses associated therewith, (ii) imposes new or additional conditions or any contingencies or otherwise expands upon, amends, supplements or otherwise modifies any of the conditions set forth in the Commitment Letter on the date hereof in a manner that would or would reasonably be expected to make a material portion of the Debt Financing less likely to be timely obtained (or the conditions to obtaining the Debt Financing less likely to be timely satisfied), (iii) prevents, materially impedes or materially delays the Closing, (iv) adversely impacts the ability of either Parent or Guarantor to enforce its rights against any other parties to the Commitment Letter or the Definitive Agreements in any material respect or (v) materially adversely impacts the ability of Parent or Merger Sub to consummate the Offer at the Acceptance Time, the Merger at the Closing or any of the other transactions contemplated by this Agreement. For the avoidance of doubt, Parent and Merger Sub may amend, supplement, modify or replace the Commitment Letter and the Fee Letter, in each case as in effect at the date hereto, or the Definitive Agreements, but only if any such amendment, supplement, modification or replacement is not inconsistent with the immediately preceding sentence, (w) to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Commitment Letter and the Fee Letter as of the date hereof, (x) to increase the amount of indebtedness, (y) to add or replace facilities with one or more new facilities or (z) otherwise in a manner not less favorable taken as a whole to Parent and Merger Sub. For purposes of this Agreement, (1) the term “Debt Financing” shall be deemed to include the Debt Financing, as amended, modified or replaced pursuant to this Section 5.2(a) and (2) the term “Commitment Letter” shall be deemed to include the Commitment Letter as it may be amended, supplemented, modified or replaced pursuant to this Section 5.2(a). Parent shall promptly deliver to the Company a true and complete copy of any such amendment, supplement, modification, replacement or waiver of the Commitment Letter or the Definitive Agreements.

(b) Each of Parent and Merger Sub shall, and shall cause each of its respective controlled affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and to obtain the Debt Financing on or prior to the Acceptance Time on the terms and conditions described in the Commitment Letter (including the exercise of any “market flex” provisions in the Fee Letter), including using reasonable best efforts to (i) comply with the terms and conditions of, and maintain in effect, the Commitment Letter pursuant to its terms (except for amendments, supplements, modifications and replacements made in compliance with Section 5.2(a)), (ii) negotiate and enter into, at or prior to the Acceptance Time, definitive agreements (such definitive agreements, the “Definitive Agreements”) with respect to the Debt Financing (and promptly upon the execution and delivery thereof, provide true and complete copies of the Definitive Agreements to the Company) on the terms and conditions set forth in the Commitment Letter (including, if necessary, the exercise of “market flex” provisions in the Fee Letter) or on other terms and conditions that would not, if such other terms and conditions constituted an amendment to the Definitive Agreements, be inconsistent with Section 5.2(a), (iii) satisfy on a timely basis (or, if deemed advisable by Guarantor, seek a waiver on a timely basis of) all conditions and covenants applicable to Guarantor and Parent to the funding of the Debt Financing set forth in the Commitment Letter or the Definitive Agreements and (iv) if all conditions to the Debt Financing are, or upon funding of the Debt Financing will be, satisfied, cause the Financing Sources to comply with their obligations under the Commitment Letter and the Definitive Agreements and to fund at or prior to the Acceptance Time, the Debt Financing required to consummate the Offer at the Acceptance Time, the Merger at the Closing and the other transactions contemplated by this Agreement, including, if necessary, enforcing its rights under the Commitment Letter and the Definitive Agreements, provided however, under no circumstances shall Parent or Guarantor be required to commence or sustain legal proceedings in connection therewith.

(c) In the event that all or any portion of the Debt Financing becomes unavailable and such portion is reasonably required to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, each of Guarantor and Parent shall use its reasonable best efforts to arrange and timely obtain substitute financing (on terms and conditions that are not materially less favorable to Guarantor and Parent, taken as a whole, than the terms and conditions set forth in the Commitment Letter relating to the Debt Financing to be replaced, taking into account the “market flex” provisions thereof) from the same or alternative sources in an amount sufficient to consummate Offer, the Merger and the other transactions contemplated by this Agreement (the “Substitute Financing”) (and shall promptly upon the execution and delivery thereof, provide to the Company true and complete copies of the material, definitive documents related to the Substitute Financing (provided that, with respect to any fee letters, the fee amounts, pricing caps and other economic terms, and the rates and amounts included in the “market flex” provisions (but not covenants), may be redacted). All references to the term “Debt Financing” shall be deemed to include such Substitute Financing and all references to the “Commitment Letter,” the “Fee Letter” and “Definitive Agreements” shall include the applicable documents for the Substitute Financing. Parent shall give the Company prompt written notice of any (i) material breach by any party to the Commitment Letter or the Definitive Agreements of which Parent or Merger Sub becomes aware or (ii) receipt by it of any written notice from any the Lenders or any other Financing Sources with respect to any actual or threatened withdrawal, repudiation or termination of the Debt Financing by the Lenders or any other Financing Sources. Parent shall keep the Company reasonably informed of the status of the efforts of Guarantor and Parent to arrange and obtain the Debt Financing.

(d) Prior to the Closing Date, the Company shall, and shall cause each of the Company Subsidiaries to, use its reasonable best efforts to, and the Company shall use its reasonable best efforts to cause its directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”) to, provide to Parent and Merger Sub such cooperation as may be reasonably requested by Parent that is reasonably necessary or customary, proper or advisable in connection with the arrangement of the Debt Financing or any capital markets debt financing undertaken in replacement of all or any portion of the Debt Financing (the “Bond Financing”, and together with the Debt Financing, the “Financing”), including (i) causing the Company Representatives to participate in meetings, presentations, road shows, due diligence sessions and meetings with, and presentations to, prospective Financing Sources, investors and rating agencies, in each case, upon reasonable advance notice and at times and locations to be mutually agreed, (ii) assisting Parent and the Financing Sources with the preparation of reasonable and customary materials for rating agency presentations, offering documents, syndication documents and materials, including private placement memoranda, bank information memoranda (confidential and public), offering memoranda, lender and investor presentations, prospectuses and similar documents reasonably required in connection with the Financing, in each case, including the execution and delivery of customary representation letters in connection therewith, (iii) as promptly as reasonably practicable, furnishing Parent and its Financing Sources with the Required Information and other financial and other information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent in connection with the Financing, (iv) assisting Parent with Parent’s preparation of pro forma financial statements and financial information necessary to satisfy the conditions set forth in Section 2 of the Commitment Letter and Annex F thereto; provided that neither the Company nor any of the Company Subsidiaries or Company Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information, (vi) cause the independent accountants of the Company to provide reasonable and customary assistance and cooperation in connection with the Financing, including (A) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (B) rendering customary “comfort letters” (including customary “negative assurance” comfort and change period comfort) with respect to the financial information of the Company and the Company Subsidiaries contained in any materials relating to the Financing, including providing customary representations to such accountants, and (C) providing consents for use of their reports in any materials relating to the Financing and in connection with any filings required to be made by Parent pursuant to the Securities Act or the Exchange Act where financial information of the Company or any Company Subsidiary is included, (vii) executing and delivering (or using reasonable best efforts to obtain from its advisors) customary certificates, legal opinions or other documents and instruments as may be reasonably requested by Parent, as in each such case, necessary and customary in connection with the Financing, (viii) cooperating reasonably with the Financing Sources’ due diligence, to the extent reasonable and customary, (ix) executing and delivering any customary pledge and security documents, other definitive financing documents, or other customary certificates, legal opinions or documents as may be reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral (including cooperation in connection with the pay-off of existing indebtedness, including the satisfaction and discharge at the Closing of the Company’s 6.00% Senior Notes due 2021, and the release of related liens); provided that the effectiveness of any definitive documentation executed by the Company or any Company Subsidiary shall be subject to the consummation of the Merger, (x) taking all actions reasonably necessary to permit the prospective Persons involved in the Financing to evaluate the Company, including the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements, in each case, upon reasonable advance notice and at times and locations to be agreed, (xi) using reasonable best efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and Contracts to which the Company or any Company Subsidiary is a party and to arrange discussions among Parent and its Financing Sources with other parties to material leases, encumbrances and Contracts, (xii) assisting Parent in obtaining corporate, credit, facility and securities ratings from rating agencies; (xiv) providing financial statements (including monthly financial statements) in the form and to the extent provided internally to senior management of the Company as promptly as reasonably practicable after providing such financial statements internally to senior management of the Company, (xv) furnishing Parent and any Financing Sources promptly, and in any event at least five days prior to the Closing Date, with all documentation and other information required by any Governmental Entity with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, that has been reasonably requested not less than ten days prior to the Closing Date and (xvi) using its reasonable best efforts to take all actions necessary to permit the consummation of the Financing; provided, however, that nothing in this Section 5.2(d) shall require such cooperation to the extent it would (A) require the Company or any of the Company Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Financing, prior to the occurrence of the Closing (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Company Subsidiary therefor), or incur any liability in connection with the Financing that is effective prior to the occurrence of the Closing, or (B) require the Company or any of the Company Subsidiaries to enter into any instrument or Contract, or agree to any change or modification to any instrument or Contract, that is effective prior to the Closing or that would be effective if the Closing does not occur. The Company shall, and shall cause each of the Company Subsidiaries to, use its reasonable best efforts to periodically update any Required Information in order to ensure that the Required Information does not, when furnished and taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company or the Company Subsidiaries, necessary in order to make the Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not misleading. The Company consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing in a manner customary for such financing transactions; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries.

(e) Parent shall promptly (i) upon request by the Company, reimburse the Company for all reasonable out of pocket costs (including reasonable outside attorneys’ fees) incurred by the Company or any of the Company Subsidiaries or Company Representatives in connection with the cooperation of the Company and the Company Subsidiaries and the Company Representatives contemplated by this Section 5.2 and (ii) indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any claims asserted by the Lenders or any of the other Financing Sources in connection with the arrangement of the Financing (other than to the extent such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties arise from the willful misconduct or breach of this Section 5.2 by the Company, any Company Subsidiary or any Company Representative) and any information used in connection therewith (other than (x) arising from fraud, intentional misrepresentation, misstatements or omissions on the part of the Company or its affiliates or (y) written historical information of the type prepared by the Company or its affiliates in the ordinary course of business that is provided by the Company or any of its affiliates). All non-public or other confidential information provided by the Company to Parent, Parent Representatives or its Financing Sources pursuant to this Section 5.2 shall be kept confidential in accordance with the Confidentiality Agreement.

(f) Notwithstanding anything to the contrary contained in this Agreement, each of Parent and Merger Sub expressly acknowledges and agrees that Parent’s and Merger Sub’s obligations hereunder are not conditioned in any manner upon Parent or Merger Sub obtaining the Financing, any Substitute Financing or any other financing. The failure, for any reason, of Parent or Merger Sub to have sufficient cash available at the Acceptance Time to pay the consideration in the Offer in accordance with the Offer and this Agreement or at the Closing to pay the Merger Consideration in accordance with this Agreement or the failure to so pay the consideration in the Offer at the Acceptance Time in accordance with the Offer and this Agreement or the Merger Consideration at the Closing in accordance with this Agreement, in each case, shall constitute a breach of this Agreement by Parent and Merger Sub.

(g) Prior to or at the Closing, the Company shall deliver an executed payoff letter (the “Debt Payoff Letter”) in form and substance reasonably satisfactory to Parent for the Credit Agreement, dated as of January 2, 2014, by and among the Company, as borrower, the lenders party thereto from time to time and Jefferies Finance LLC, as administrative agent and collateral agent, and the other agents party thereto (the “Credit Agreement”). The Debt Payoff Letter shall (A) confirm the full outstanding amount then outstanding, along with accrued interest thereon and all fees and other obligations of the Company accrued under the Credit Agreement, (B) contain payment instructions and (C) evidence the satisfaction, release and discharge of the debt and liabilities under the Credit Agreement and the agreement by such lenders to release all Liens upon the payment of such amount in accordance with the payment instructions. Prior to or at the Closing, the Company shall have obtained documents, including an authorization to file UCC termination statements upon such payment, executed terminations and releases of outstanding mortgages, as are reasonably necessary to release such Liens. The Company shall cooperate with Parent, upon Parent’s reasonable request, so that the Company’s 6.00% Senior Notes due 2021 may be satisfied and discharged at Closing, it being understood that (i) Parent shall deposit or cause to be deposited (including by means of the Company at Closing) the funds needed to satisfy and discharge such Notes, (ii) the Company shall not be required to deliver any notice of redemption to the Trustee or holders of such Notes prior to the Closing, and (iii) the Company shall not be required to take any action, to the extent it determines, after consultation with outside counsel, that such action would reasonably be likely to violate the terms of any Contract (including without limitation, the Company’s outstanding indebtedness).

5.3 Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time and subject to applicable Law, the Company shall, and shall cause each Company Subsidiary and each of their respective Company Representatives to: (i) provide to Parent and Merger Sub and their respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, the “Parent Representatives”) access at reasonable times upon prior reasonable notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof (including Tax Returns) and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such Party and its Subsidiaries as Parent or the Parent Representatives may reasonably request; provided that the Company shall not be required to provide any information relating to the negotiation or prosecution of this Agreement. None of the Company, any Company Subsidiary or any Company Representative shall be required to provide access to or disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement; provided, however, that the Company shall inform Parent of the general nature of the information being withheld and the Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of this sentence apply.

(b) With respect to the information disclosed pursuant to Section 5.3(a) or otherwise under this Agreement, Parent and Merger Sub shall comply with, and shall cause the Parent Representatives to comply with, all of their obligations under the Confidentiality Agreement, dated January 20, 2015, by and between the Company and Parent (the “Confidentiality Agreement”), which shall remain in full force and effect and is an integral part of the transactions contemplated by this Agreement.

(c) The Company shall provide Parent with a draft of its proposed Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as soon as reasonably practicable after the date of this Agreement, and as reasonably far in advance of (and in any event at least five Business Days prior to) the filing thereof with the SEC. The Company shall give Parent a reasonable opportunity to review any material changes thereto before it is filed with the SEC and the Company shall give due consideration to the reasonable comments provided by Parent.

5.4 No Solicitation of Transactions.

(a) Subject to Section 5.4(b), from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing information) or facilitate the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or would reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations or otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations, (ii) furnish to any Person any nonpublic information in connection with an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (iii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal, (iv) withdraw, change, amend, modify or qualify, or propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (v) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, or (vi) resolve, propose or agree to do any of the foregoing (any action or failure to act set forth in the foregoing clauses (iii) or (iv), a “Change of Board Recommendation”). The Company shall immediately cease and cause to be terminated any activities, discussion or negotiation with any Persons conducted theretofore by the Company, the Company Subsidiaries or any Company Representatives with respect to any Acquisition Proposal and request to be returned or destroyed all confidential information provided by or on behalf of the Company or any Company Subsidiary to such Person.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time following the date of this Agreement and prior to the Acceptance Time (i) the Company has received an unsolicited bona fide written Acquisition Proposal from a third party, (ii)(A) such Acquisition Proposal (or any precursor thereto) did not result from a breach of this Section 5.4 and the Company has complied with the terms of this Section 5.4 in all respects with respect to such Acquisition Proposal (and any precursor thereto) and (B) the Company has not breached this Section 5.4 in any material respect, (iii) the Company Board determines in good faith, after consultation with its financial advisors of nationally recognized reputation (which Parent and Merger Sub acknowledge includes the Company Financial Advisors) and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (iv) after consultation with its outside counsel, the Company Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company and the Company Representatives may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company (x) will not, and will not allow the Company Subsidiaries and the Company Representatives to, disclose any nonpublic information to such Person without first entering into an Acceptable Confidentiality Agreement and (y) will promptly (and in no event later than 24 hours after providing such information) provide to Parent any information concerning the Company or the Company Subsidiaries provided to such other Person not previously provided to Parent.

(c) The Company shall promptly (and in any event within 24 hours) notify Parent in the event that the Company, any Company Subsidiary or any Company Representative receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any

Company Subsidiary other than requests for information unrelated to an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall notify Parent promptly (and in any event within 24 hours) of the identity of such Person and provide Parent a copy of such Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto. The Company shall keep Parent reasonably informed on a current basis (and in any event at Parent’s request and otherwise no later than 24 hours after the occurrence of any changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request (including the terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.4(b).

(d) Notwithstanding anything to the contrary contained in Section 5.4(a), but subject to Section 5.4(f), if the Company receives an unsolicited Acquisition Proposal which the Company Board concludes in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent (including pursuant to clause (ii) of Section 5.4(f) below), and so long as (A) such Acquisition Proposal (and any precursor thereto) did not result from a breach of this Section 5.4 and the Company has complied with the terms of this Section 5.4 in all respects with respect to such Acquisition Proposal (and any precursor thereto) and (B) the Company has not breached this Section 5.4 in any material respect, the Company Board may at any time prior to the Acceptance Time, if it determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (x) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays or causes to be paid to Parent the Termination Fee and otherwise complies with the provisions of Section 7.1(e) and Section 7.2.

(e) Notwithstanding anything to the contrary contained in Section 5.4(a), but subject to Section 5.4(f), the Company Board may, at any time prior to the Acceptance Time, effect a Change of Board Recommendation for a reason unrelated to an Acquisition Proposal if the Company Board has determined in good faith, after consultation with its outside counsel, that, in light of material facts, events or circumstances that have arisen or occurred after the date of this Agreement that were not known by or reasonably foreseeable to the Company or the Company Board prior to the date hereof, other than (i) changes in the market price or trading volume of the Shares (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from any Governmental Entity in connection with this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated hereby, (iii) an Acquisition Proposal, or an inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof, (iv) the fact that, in and of itself, the Company exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings (however, the underlying reasons for such events may constitute an Intervening Event) or (v) events set forth on Section 5.4(e) of the Company Disclosure Schedule (an “Intervening Event”), failure to take such action would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(f) The Company Board may not withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent pursuant to clause (x) of Section 5.4(d) or Section 5.4(e) or terminate this Agreement pursuant to clause (y) of Section 5.4(d) unless (A) in the case of actions taken in relation to a Superior Proposal, (1) such Superior Proposal (and any precursor thereto) did not result from a breach of this Section 5.4 and the Company has complied with the terms of this Section 5.4 in all respects with respect to such Superior Proposal (and any precursor thereto) and (2) the Company has not breached this Section 5.4 in any material respect, and (B) whether or not such action relates to a Superior Proposal:

(i) the Company shall have provided prior written notice to Parent, at least four Business Days in advance (the “Notice Period”), of its intention to take such action, which notice shall specify (A) if such action is to be taken in relation to a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”) or (B) if such action is to be taken in relation to an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action; and

(ii) prior to effecting such Change of Board Recommendation or terminating this Agreement to enter into a definitive agreement with respect to a Superior Proposal, the Company shall, and shall cause the Company Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that (A) if such action is to be taken in relation to a Superior Proposal, the Acquisition Proposal ceases to constitute a Superior Proposal or (B) if such action is to be taken in relation to an Intervening Event, the need for making a Change of Board Recommendation is obviated.

In the event of any revisions to the Superior Proposal or material developments in an Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(f) with respect to such new written notice; provided that the Notice Period shall be two Business Days in respect of such revisions.

(g) The Company agrees that any violation of the restrictions set forth in this Section 5.4 by any of the Company Representatives shall be deemed to be a breach of this Agreement (including this Section 5.4) by the Company.

(h) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company Board from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act.

(i) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Company from responding to any unsolicited proposal or inquiry solely by (i) advising the Person making such proposal or inquiry of the terms of this Section 5.4 or (ii) seeking to clarify the terms and conditions thereof.

5.5 Reasonable Best Efforts.

(a) Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause each of the Company Representatives (in the case of the Company) and each of the Parent Representatives (in the case of Parent and Merger Sub) to, (i) take, or cause to be taken, all actions, and do, or cause to be done, and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Offer, the Merger and each of the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, (ii) take, or cause to be taken, all actions consistent with this Section 5.5(a) necessary to cause the expiration or termination of the applicable waiting period under the HSR Act (including any extensions thereof) as soon as practicable after the date of this Agreement, (iii) cause each of the conditions to the Offer set forth in Annex I and each of the conditions to the Merger set forth in Section 6.1 to be satisfied as promptly as practicable after the date of this Agreement, (iv) obtain, as promptly as practicable after the date of this Agreement, from any Governmental Entities, and maintain, any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid or resolve any action or proceeding by any Governmental Entity (including those in connection with the HSR Act or any other antitrust or competition Law), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Offer and the Merger, (v) as promptly as practicable (and in any event within ten Business Days, unless otherwise agreed by the Parties) after the date of this Agreement, make all necessary filings with respect to this Agreement, the Offer and the Merger as required under the HSR Act, and (vi) as promptly as practicable after the date of this Agreement, make all necessary filings (and thereafter make any other required submissions and supply any additional information and documentary material that may be requested by any Governmental Entity), and pay any fees due in connection therewith, with respect to this Agreement, the Offer and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities Laws, and (B) any other applicable Law, including any other antitrust or competition Law; provided, that each of the Company, Parent and Merger Sub shall cooperate with the other Parties in connection with (x) preparing and filing the Offer Documents, the Schedule 14D-9 and any Other Filings, (y) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement and (z) seeking any such actions, consents, approvals or waivers or making any such filings. The Company, Parent and Merger Sub shall promptly furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement.

(b) At Parent’s request, the Company shall give (or shall cause the Company Subsidiaries to give) any notices to third parties, and use, and cause the Company Subsidiaries to use, their reasonable best efforts to obtain any third party consents, approvals or waivers required to be obtained under Company Material Contracts or other Contracts in connection with consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement. The Company shall coordinate and cooperate with Parent in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement and seeking any such actions, consents, approvals or waivers. Notwithstanding the foregoing, neither the Company nor any Company Subsidiaries shall pay any consideration or make any agreements or commitments in connection with any such consents, approvals or waivers without the prior written consent of Parent.

(c) Parent shall, on behalf of the Parties, control and lead all communications with any Governmental Entity relating to antitrust or other competition Laws, and determine and direct the strategy and process by which the Parties will seek required approvals relating to antitrust and other competition Laws, subject to good faith consultations with the Company and its compliance with this Section 5.5. In furtherance and not in limitation of the foregoing, Parent shall consult with the Company and consider in good faith the views of the Company prior to proposing, negotiating, or entering into any agreement, undertaking or understanding (whether oral or written) with any Governmental Entity relating to any antitrust or other competition Laws, provided that the final determination as to the appropriate course of action shall be made by Parent. In the event that the Parties do not agree with respect to any matter in connection with seeking required approvals relating to antitrust or other competition Laws, subject to and without limiting in any respect the Parties’ obligations in this Section 5.5, Parent’s decision will control.

(d) In furtherance and not in limitation of the foregoing, each Party shall: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other Parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Offer, the Merger or any of the other transactions contemplated by this Agreement. Each Party will consult and cooperate with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party will permit authorized representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(e) In furtherance and not in limitation of the foregoing, and notwithstanding anything to the contrary set forth in this Agreement, Parent shall, and shall cause each of its Subsidiaries to, take any and all steps necessary to avoid and eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Entity or any other Person so as to enable the Parties to consummate the Offer, the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date of this Agreement (but in any event not later than the Outside Date), including proposing, negotiating, effecting and agreeing to, by consent decree, hold separate order or otherwise, any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any or all of Parent’s or the Company’s respective businesses, product lines, divisions or assets or interests therein, and taking such action or actions that would in the aggregate have a similar effect, including agreeing to change or modify, and changing or modifying, any course of conduct regarding their respective future operations or otherwise taking actions that would limit their respective freedom of action with respect to, or ability to retain, one or more of their respective businesses, product lines, divisions or assets or interests therein. Parent shall take any and all actions necessary in order to ensure that (x) no requirement for non-action, a waiver, consent or approval of the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, any State Attorney General or other Governmental Entity, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any antitrust or competition Law, would preclude satisfaction of the Offer conditions by the Outside Date. The Company shall agree if, but solely if, requested by Parent so as to permit the expiration or termination of the applicable waiting periods under the HSR Act or the receipt of any other approval or the expiration or termination of any applicable waiting period under any other antitrust or competition Law, in each case as soon as practicable after the date of this Agreement (but in any event not later than necessary to satisfy the HSR Condition in Annex I at least three Business Days prior to the Expiration Date), to effect and agree to any sale, divestiture, license, holding separate or other similar arrangement with respect to, or other disposition of or restriction on, any of its businesses, product lines, divisions or assets or interests therein, and take such action or actions that would in the aggregate have a similar effect; provided, however, that any such sale, divestiture, license, holding separate or other similar arrangement, disposition, restriction or action or actions is conditioned on the occurrence of, and shall become effective only from and after, the Effective Time.

(f) Parent shall not, and it shall cause its Subsidiaries not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval or exemption of any Governmental Entity necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period under applicable Law; (ii) materially increase the risk of any Governmental Entity entering any judgment, decree, injunction or other order prohibiting the Offer, the Merger or any of the other transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such judgment, decree, injunction or other order on appeal or otherwise; or (iv) restrict, prevent, prohibit, impede or delay the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement.

(g) In furtherance and not in limitation of the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is reasonably foreseeable that seeks, or would reasonably be expected to seek, to restrict, prevent, prohibit, impede or delay the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, use its reasonable best efforts to take all actions, and do all things necessary, proper or advisable, and cooperate with each other, to contest and resist any such litigation, action or proceeding, including through litigation on the merits and appeal, and to, as applicable, avoid the entry of, or have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that restricts, prevents, prohibits, impedes or would have the effect of delaying the consummation of the Offer, the Merger or any of the other transactions contemplated by this Agreement, in any case as promptly as practicable and in any event no later than necessary to satisfy the HSR Condition in Annex I at least three Business Days prior to the Outside Date. In furtherance and not in limitation of the foregoing, in the event that any such litigation, action or proceeding is commenced against Parent or the Company (or any of their respective directors or Subsidiaries), or any such litigation, action or proceeding is, to the knowledge of Parent or the Company, as the case may be, threatened or reasonably foreseeable, Parent or the Company, as the case may be, shall promptly inform the other Party thereof in writing and shall provide the other Party with such updates and such information as the other Party shall reasonably request with respect to such litigation, action or proceeding, and the status thereof, provided, however, that neither Parent nor the Company shall be required to disclose any information if such disclosure would, in the opinion of its outside counsel, jeopardize any attorney-client or other legal privilege; provided further that the Parties shall use reasonable best efforts to enable such information to be furnished or made available to the other Party without jeopardizing privilege, including by entering into a customary joint defense agreement or common interest agreement.

(h) In furtherance and not in limitation of the foregoing, each of Parent, Merger Sub and the Company shall provide such information and execute such further instruments and written assurances as may be reasonably requested by the other Parties and assist and cooperate with the other Parties, in each case in accordance with the provisions of this Agreement, in order to carry into effect the intents and purposes of, and to consummate the transactions contemplated by, this Agreement as promptly as practicable after the date of this Agreement.

5.6 Certain Notices. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other Party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any Party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any Party to effect the Offer, the Merger or any other transaction contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the Party receiving such notice. The failure to deliver any notice pursuant to this Section 5.6 shall not affect any of the conditions to the Offer or the Merger or give rise to any right to terminate this Agreement pursuant to Article VII.

5.7 Public Announcements. The Company, Parent and Merger Sub agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent. All formal written communications to the officers or employees of the Company and any Company Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement shall be subject to Parent’s prior consent (not to be unreasonably withheld or delayed). The Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on each such communication (not to be unreasonably withheld or delayed). Any group oral presentations with respect to the above shall be materially consistent with such formal written communications.

5.8 Employee Benefit Matters.

(a) For purposes of this Section 5.8, (i) the term “Company Employees” shall mean employees who are actively employed by the Company or its Subsidiaries at the Effective Time and who remain employed by Parent or a Subsidiary thereof following the Closing Date, and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the first anniversary of the Effective Time. For the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation to provide, to each Company Employee, compensation and benefits that are no less favorable in the aggregate to either those compensation and benefits that are generally made available by the Company to such Company Employees immediately prior to the Effective Time or to similarly situated employees of Parent, as determined by Parent in its sole discretion. Except as expressly provided herein, nothing herein is intended to limit the right of Parent or the Surviving Corporation to (i) terminate the employment of any Company Employee at any time, (ii) change or modify any incentive compensation or employee benefit plan or arrangement at any time and in any manner, or (iii) change or modify the terms or conditions of employment for any of their employees.

(b) With respect to any compensation or benefit plans sponsored by Parent or its affiliates (each a “Parent Benefit Plan”) in which any Company Employee who remains employed by Parent or a Subsidiary thereof will participate effective as of or after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use reasonable best efforts to (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to any Company Employee under any Parent Benefit Plan that is a welfare plan to the extent they were inapplicable to, or satisfied under, the Company Benefit Plans in which any such employee participated immediately prior to the Effective Time, (ii) cause the eligible expenses incurred by each Company Employee under any Company Benefit Plan during the portion of the plan year ending on the Closing Date to be taken into account for purposes of satisfying any applicable deductible or out-of-pocket requirements under the corresponding Parent Benefit Plan that is a welfare plan, to the extent that such employee would have received credit for such co-payment or deductible under the corresponding Company Benefit Plan in which the applicable employee participated immediately prior to the Effective Time, and (iii) recognize the service of each Company Employee with the Company and its Subsidiaries prior to the Closing Date for purposes of eligibility and vesting (but not benefit accruals) under each Parent Benefit Plan in which Company Employees are eligible to participate after the Effective Time to the same extent such service was credited under the Company Benefit Plans (except to the extent such service credit will result in the duplication of benefits).

(c) Notwithstanding anything herein to the contrary, any Company Employee who terminates employment during the period beginning on the Effective Time and ending on the first anniversary thereof shall be entitled to severance pay and benefits no less favorable in the aggregate than the severance pay and benefits such Company Employee would have been entitled to pursuant to the severance plans and arrangements set forth on Section 5.8(c) of the Company Disclosure Schedule had such termination of employment occurred immediately prior to the Effective Time.

(d) With respect to each Company Employee with an employment agreement identified on Section 3.12(a) of the Company Disclosure Schedule, Parent agrees to honor or cause to be honored the terms of each such employment agreement through the expiration, modification or termination of such agreements in conformity with applicable Law.

(e) The Company, Parent and Merger Sub acknowledge and agree that all provisions contained in this Section 5.8 with respect to employees are included for the sole benefit of the respective parties to this Agreement and shall not create any third-party beneficiary rights in any other Person, including any Company Employees, former employees, any participant in any Company Benefit Plan or any beneficiary or dependent thereof. The Company, Parent and Merger Sub further acknowledge and agree that no provisions of this Agreement (including the provisions contained in this Section 5.8) shall (i) be construed to (x) establish, amend, or modify a Company Benefit Plan or any other benefit plan, program, agreement or arrangement (including any Parent Benefit Plan), (y) require Parent or the Surviving Corporation to continue or amend any Company Benefit Plan, Parent Benefit Plan or any other particular benefit plan after the consummation of the transactions contemplated by this Agreement or (z) prevent or limit Parent from terminating or modifying any Parent Benefit Plan, Company Benefit Plan or other employee benefit plan that Parent may establish or maintain (in accordance with its respective terms) or (ii) require Parent to continue or maintain the employment of any Company Employee following the Closing Date.

5.9 Indemnification of Directors and Officers.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors as provided in the Company Certificate, the

Company Bylaws, the organizational documents of any Company Subsidiary or any indemnification agreement between such Indemnified Party and the Company or any of the Company Subsidiaries in effect as of the date hereof (i) shall survive the Merger, (ii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Person arising out of such acts or omissions and (iii) shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Person. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b) Without limiting Section 5.9(a) or any rights of any individual who is a member of the Company Board or an officer of the Company as of the date hereof, or who becomes a member of the Company Board or an officer of the Company prior to the Effective Time (an “Indemnified Party”), pursuant to any indemnification agreement, from and after the acceptance for payment of, and payment by Merger Sub for, any Shares pursuant to the Offer, in the event of any threatened or actual action, suit, claim, proceeding, investigation, or arbitration (each an “Indemnified Proceeding”), whether civil, criminal or administrative, by reason of (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Indemnified Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Indemnified Proceeding. Any Indemnified Party wishing to claim indemnification under this Section 5.9, upon learning of any such Indemnified Proceeding, shall promptly notify Parent thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such Indemnified Proceeding (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties will cooperate in the defense of any such matter at Parent’s or the Surviving Corporation’s expense;

and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Parent’s and the Surviving Corporation’s obligations under this Section 5.9(b) shall continue in full force and effect for the period beginning upon the acceptance for payment of, and payment by Merger Sub for, any Shares pursuant to the Offer and ending six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Proceeding asserted or made within such period shall continue until the final disposition of such Indemnified Proceeding.

(c) For the period beginning upon the acceptance for payment of, and payment by Merger Sub for, any Shares pursuant to the Offer and ending six years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of each Indemnified Party an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that contains terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement or, if such insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay a premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement (the “Maximum Amount”); provided further that if the amount of annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation shall procure and maintain for such six-year period the most advantageous policy available for an annual premium equal to the Maximum Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred at or before the Effective Time, including in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect and comply with all obligations thereunder.

(d) The obligations under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 5.9).

(e) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves or liquidates the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.9.

5.10 State Takeover Laws. If any “control share acquisition”, “fair price”, “business combination” or other anti-takeover Law becomes or is deemed to be applicable to the Company, Parent or Merger Sub, the Offer, or the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then the Company Board shall take all action necessary to render such Law inapplicable to the foregoing.

5.11 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares or Company Options pursuant to this Agreement, the Offer and the Merger shall be an exempt transaction for purposes of Section 16.

5.12 Rule 14d–10(d) Matters. Prior to the Acceptance Time, the Company (acting through the Compensation Committee of the Company Board) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or the Company Subsidiaries on or after the date of this Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d–10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d–10(d) under the Exchange Act. Promptly upon Parent or any of its affiliates entering into any such arrangement with any current or future director, officer or employee of the Company or any of the Company Subsidiaries, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 5.12.

5.13 Company Convertible Debt.

(a) Prior to the Effective Time, the Company shall take all necessary action to enter into one or more supplemental indentures, executed and delivered to the Trustee at or prior to the Effective Time and satisfactory in form and substance to the Trustee (as defined in each of the indentures under which each series of notes of Company Convertible Debt (each, a “Convertible Senior Note”) was issued (the “Indentures”)), to each Indenture to provide for the conversion and settlement of the Convertible Senior Notes following the Effective Time, as set forth in the respective Indentures governing the conversions of the Convertible Senior Notes issued thereunder (including any applicable increase in the “Conversion Rate” thereunder in connection with the Offer and the Merger) and changes to the consideration deliverable to holders upon conversion thereof, if, with respect to either Indenture, any Convertible Senior Notes issued thereunder will remain outstanding as of the Effective Time.

(b) Prior to the Effective Time, the Company shall take all such actions as may be required in accordance with, and subject to, the terms of the applicable Indenture or under applicable Law, including, without limitation, the giving of any notices that may be required in connection with the Offer and the Merger and any repurchases or conversions of the Convertible Senior Notes occurring as a result of or in connection with the transactions contemplated by this Agreement constituting a “Fundamental Change” and/or “Make-Whole Fundamental Change” as such terms are defined in the respective Indentures, and the delivery of any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments required in connection with the Offer and the Merger and the consummation thereof.

(c) The Company shall deliver drafts of all notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments deliverable pursuant to or in connection with the Indentures or under applicable Law to Parent prior to the delivery, issuance or filing thereof by or on behalf of the Company, and shall cooperate in good faith with Parent to reflect any comments by Parent and to respond to any questions by Parent with respect thereto. The Company shall not amend, supplement , modify or waive the terms of the Indentures without the prior written consent of Parent.

5.14 Company Hedging Transactions and Warrants. The Company shall cooperate with Parent at Parent’s request in connection with any discussions, negotiations or agreements with the counterparties to the Company Hedging Transactions or the Warrants, any of their respective affiliates or any other Person with respect to any determination or computation in connection with the Company Hedging Transactions or the Warrants, including, without limitation, with respect to any cash amounts or shares of Company Common Stock that may be receivable, issuable, deliverable or payable by the Company pursuant to the Company Hedging Transactions or the Warrants (including upon termination thereof). The Company shall not, and shall cause the Company Representatives not to, enter into any discussions, negotiations or agreements with respect to the foregoing without Parent’s prior written consent, and shall keep Parent fully informed of all such discussions and negotiations and give Parent the option to participate in any such discussions and negotiations. Prior to the Effective Time, the Company shall take all such actions as may be required in accordance with, and subject to, the terms of the applicable letter agreements governing the Company Hedging Transactions and the Warrants, including the giving of any notices that may be required in connection with the Offer, the Merger and any conversions of the applicable Convertible Senior Notes or any adjustment to the respective Conversion Rate (as such term is defined in the applicable Indentures) occurring as a result of or in connection with the transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Merger Sub shall have irrevocably accepted for payment, or caused to be irrevocably accepted for payment, all Shares validly tendered and not withdrawn in the Offer.

(b) The consummation of the Merger shall not then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not be in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents or prohibits the consummation of the Merger.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned by action taken or authorized by the Board of Directors of the terminating Party or Parties at any time prior to the Effective Time:

(a) By mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b) By either the Company or Parent, by written notice to the other, if the Acceptance Time shall not have occurred on or prior to the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose material breach of this Agreement has been the cause of or resulted in the failure of the Acceptance Time to occur on or prior to the Outside Date;

(c) By either the Company or Parent, by written notice to the other, if any court of competent jurisdiction or other Governmental Entity, in each case that is in a jurisdiction material to the business of Parent and the Company, taken together, shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided that no Party may terminate this Agreement pursuant to this Section 7.1(c) if it has failed to comply with its obligations under Section 5.5 in any manner that shall have been the cause of or resulted in the foregoing to occur;

(d) By Parent, at any time prior to the Acceptance Time, by written notice to the Company, if (i) a Change of Board Recommendation shall have occurred (whether or not in compliance with Section 5.4), (ii) the Company or the Company Board (or any committee thereof) shall have adopted, approved, recommended, submitted to stockholders, declared advisable, executed or entered into (or resolved, determined or proposed to adopt, approve, recommend, submit to stockholders, declare advisable, execute or enter into) any Alternative Acquisition Agreement (whether or not in compliance with Section 5.4), (iii) at any time after receipt or public announcement of an Acquisition Proposal, the Company Board shall have failed to reaffirm the Company Board Recommendation within three Business Days of receipt of any written request to do so by Parent, or (iv) any tender offer or exchange offer is commenced that, if successful, would result in any Person or group becoming the beneficial owner of 20% or more of the outstanding Shares and the Company Board shall not have recommended that the Company’s stockholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within ten Business Days after commencement of such tender offer or exchange offer;

(e) By the Company, at any time prior to the Acceptance Time, by written notice to Parent, if the Company Board determines to accept a Superior Proposal, but only if (i) such Superior Proposal did not result from a breach of Section 5.4, (ii) the Company shall have complied in all material respects with its obligations under Section 5.4 and (iii) the Company is otherwise permitted to accept such Superior Proposal pursuant to Sections 5.4(d) and 5.4(f); provided, however, that the Company shall simultaneously with such termination enter into the Alternative Acquisition Agreement and concurrently with or prior to such termination pay or cause to be paid to Parent the Termination Fee (without limiting the obligation to pay the expense reimbursement contemplated by Section 7.2(b));

(f) By Parent, at any time prior to the Acceptance Time, by written notice to the Company, if: (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) or any covenant of the Company contained in this Agreement shall have been breached in any material respect, in any case, such that a condition to the Offer contained in paragraph (c)(ii), (c)(iii), (c)(iv), (c)(v) or (c)(vi) of Annex I would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such inaccuracy or breach; and (iii) either such inaccuracy or breach is not capable of cure or, if curable, such inaccuracy or breach is not cured within the earlier of (A) 30 days after written notice thereof is given by Parent to the Company and (B) the Outside Date; or

(g) By the Company, at any time prior to the Acceptance Time, by written notice to Parent, if: (i) any representation or warranty of Parent or Merger Sub contained in this Agreement shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) or any covenant of Parent or Merger Sub contained in this Agreement shall have been breached that shall have had or is reasonably like to have, individually or in the aggregate, a material adverse effect upon Parent’s or Merger Sub’s ability to consummate the Offer or the Merger; (ii) the Company shall have delivered to Parent written notice of such inaccuracy or breach; and (iii) either such inaccuracy or breach is not capable of cure or, if curable, such inaccuracy or breach is not cured within the earlier of (A) 30 days after written notice thereof is given by the Company to Parent and (B) the Outside Date.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except (i) with respect to Section 1.1(e), Section 1.2(b), Section 5.3(b), this Section 7.2 and Article VIII and (ii) with respect to any liabilities or damages incurred or suffered by a Party as a result of the willful breach by another Party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b) (i) In the event that this Agreement is terminated pursuant to Section 7.1(d) or Section 7.1(e), then the Company shall pay or cause to be paid to Parent concurrently with or immediately prior to such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, a termination fee of $356,400,000 (the “Termination Fee”) and reimburse the documented out-of-pocket expenses of Guarantor, Parent and Merger Sub in connection with the Offer, the Merger and the other transactions contemplated hereby up to a maximum of $50,000,000 in the aggregate; and (ii) in the event that (A) this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(f), (B) after the date hereof and prior to the date of termination of this Agreement a bona fide Acquisition Proposal shall have been made or otherwise communicated to the senior management of the Company or the Company Board or the Company’s stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and (C)(1) any Acquisition Proposal is consummated within twelve months of such termination or (2) the Company enters into a definitive agreement providing for an Acquisition Proposal within twelve months of such termination, within one Business Day after the date of the earliest to occur of such events described in clauses (C)(1) and (C)(2), the Company shall pay or cause to be paid to Parent the Termination Fee and reimburse the documented out-of-pocket expenses of Guarantor, Parent and Merger Sub in connection with the Offer, the Merger and the other transactions contemplated hereby up to a maximum of $50,000,000 in the aggregate. Solely for the purposes of clause (ii) of this Section 7.2(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that all references to 20% therein shall be deemed to be references to 50%. Notwithstanding anything to the contrary herein, the Company shall have no obligation to pay to Guarantor, Parent or Merger Sub any amount of expense reimbursement until it has received reasonable documentation evidencing the expenses being reimbursed.

(c) All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(d) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement, (iii) the Termination Fee and reimbursement of expenses are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Termination Fee and reimbursement of expenses are payable, (iv) in the event that the Termination Fee and reimbursement of expenses become payable and are paid by the Company pursuant to this Section 7.2, the Termination Fee and reimbursement of expenses shall be the sole and exclusive remedy of Parent and Merger Sub against the Company, its Subsidiaries and each of their respective former, current and future affiliates, representatives and permitted assignees for any loss or damage suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder, and (v) in the event the Termination Fee and reimbursement of expenses is paid in accordance with this Section 7.2, none of the Company, its Subsidiaries or any of their respective former, current and future affiliates, representatives and permitted assignees shall have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith; provided that, nothing contained in this Section 7.2 shall relieve any Person from liability for fraud or any willful breach of this Agreement.

7.3 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by all of the Parties. Notwithstanding anything to the contrary contained herein, Section 8.10, Section 8.12 and this Section 7.3 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be amended in a manner that is adverse in any respect to a Lender or other Financing Source without the prior written consent of such Lender or other Financing Source.

7.4 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant to this Agreement and (iii) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

8.2 Fees and Expenses. All Expenses incurred by the Parties shall be borne solely and entirely by the Party which has incurred the same; provided, however, that all filing fees paid under the HSR Act or any other antitrust or competition Law shall be borne solely by Parent.

8.3 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Guarantor, Parent or Merger Sub, addressed to it at:

Valeant Pharmaceuticals International, Inc.

400 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

Tel: 866-246-8245

Fax: 949-315-3590

Attention: General Counsel

Email: Robert.Chaionn@valeant.com

with a copy to (for information purposes only):

Sullivan & Cromwell LLP

1888 Century Park East Suite 2100

Los Angeles, California 90067

Tel: 310-712-6600

Fax: 310-712-8800

Attention:	Alison S. Ressler, Esq.
Sarah P. Payne, Esq.

Email:	resslera@sullcrom.com
paynesa@sullcrom.com

If to the Company, addressed to it at:

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

Tel: 919-862-1000

Fax: 919-862-1095

Attention: William C. Bertrand, Jr.

Email: Bill.Bertrand@salix.com

with a copy to (for information purposes only):

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

Tel: 212-504-6000

Fax: 212-504-6666

Attention:	Christopher T. Cox, Esq.
Ira J. Schacter, Esq.
Gregory P. Patti, Esq.

Email:	Chris.Cox@cwt.com
Ira.Schacter@cwt.com Greg.Patti@cwt.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“2015 Indenture” means that certain Indenture, dated as of June 3, 2010, between the Company and U.S. Bank, National Association, as Trustee.

“2015 Notes” means the Company’s 2.75% Convertible Senior Notes due 2015, issued pursuant to the 2015 Indenture.

“2019 Indenture” means that certain indenture, dated as of March 16, 2012, between the Company and U.S. Bank, National Association, as Trustee.

“2019 Notes” means the Company’s 1.5% Convertible Senior Notes due 2019, issued pursuant to the 2019 Indenture.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that is on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement shall not be required to contain standstill provisions.

“Acquisition Proposal” means any inquiry, offer or proposal concerning any (a) merger, consolidation, other business combination or similar transaction involving the Company, (b) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, tender offer, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or any Company Subsidiary representing 20% or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiaries, (c) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of the Company or of any class of Equity Interests of the Company, (d) transaction in which any Person or group will acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of the Company or of any class of Equity Interests of the Company or (e) any combination of the foregoing (in each case, other than the Offer and the Merger).

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Bond Hedge Transactions” means the transactions evidenced by (a) the letter agreements re: Base Convertible Bond Hedge Transaction, dated as of March 13, 2012, between the Company and each Warrant Counterparty and (b) the letter agreements re: Additional Convertible Bond Hedge Transaction, dated as of March 13, 2012, between the Company and each Warrant Counterparty.

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.

“Capped Call Counterparty” has the meaning set forth in the definition of “Capped Call Transactions.”

“Capped Call Transactions” means the transactions evidenced by (a) the letter agreement re: Base Capped Call Transaction, dated as of May 27, 2010, between the Company and Bank of America, N.A. (the “Capped Call Counterparty”) and (b) the letter agreement re: Additional Capped Call Transactions, dated as of June 2, 2010, between the Company and the Capped Call Counterparty.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Convertible Debt” means each convertible note issued pursuant to (a) the Indenture by and between the Company and U.S. Bank National Association due 2019, dated as of March 16, 2012 or (b) the Indenture by and between the Company and U.S. Bank National Association due 2015, dated as of June 3, 2010.

“Company Hedging Transactions” means the Bond Hedge Transactions and the Capped Call Transactions.

“Company Material Adverse Effect” means a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Company and the Company Subsidiaries conduct business; (b) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein; (c) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated hereby, including the Offer and the Merger, including any litigation, loss of or change in relationship with any customer, supplier, vendor or other business partner, or departure of any employee or officer, of the Company or any of the Company Subsidiaries to the extent attributable to any of the foregoing; (d) any change arising from any action expressly required to be taken or not taken in accordance with the terms of this Agreement, or action taken, or failure to act, to which Parent has consented in writing; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (f) any hurricane, earthquake, flood, or other natural disasters or acts of God; (g) changes or prospective changes in Laws (or interpretation thereof) after the date of this Agreement; (h) changes or prospective changes in GAAP (or interpretation thereof) after the date of this Agreement; (i) general conditions in the industries in which the Company and the Company Subsidiaries operate; (j) any determination by, or delay of a determination by, the FDA or any other Governmental Entity, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, labeling, contents of package insert, prescribing information, risk management profile, CMC matters, pre-approval inspection matters, requirement to conduct further clinical trials or any delayed or accelerated launch of Products or product candidates of the Company or any of its competitors; (k) the results of any pre-clinical or clinical testing sponsored by the Company, any of its competitors or any of their respective collaboration partners; (l) any recommendations, statements or other pronouncements published or proposed by professional medical organizations or any Governmental Entity, or any panel or advisory body empowered or appointed thereby, relating to Products or product candidates of the Company or any of its competitors; (m) any change or prospective change in reimbursement or payor rules or policies applicable to Products or product candidates of the Company or any of its competitors; (n) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to the Acceptance Time (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(m) or clause (o) of this definition); or (o) a decline in the price of Company Common Stock on the Nasdaq or any other market in which such securities are quoted for purchase and sale or a lowering of the credit rating of the Company or any of the Company Subsidiaries (it being understood that the facts and circumstances giving rise to such decline or lowering may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(n) of this definition), except, in the case of each of clauses (a), (b), (e), (g), (h) or (i), to the extent, but only to the extent, any such change or effect has a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to the adverse effect such changes or effects have on other Persons in the industries in which the Company and the Company Subsidiaries operate.

“Company Products” means all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or any Company Subsidiary and all Products with respect to which the Company or any Company Subsidiary has royalty rights.

“Company Regulatory Agency” means the FDA, Health Canada, the European Medicines Agency and any other Governmental Entity that regulates the quality, identity, strength, purity, safety, efficacy, manufacturing, distribution, sale, import or export of the Company Products.

“Compliant” means, with respect to the Required Information and without giving effect to any supplements or updates other than supplements and updates delivered by the Company prior to the commencement of the Marketing Period, (a) the Required Information does not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company or the Company Subsidiaries, necessary in order to make such Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not misleading; and (b) the consolidated financial statements described in clauses (a) and (b) of the definition of Required Information are sufficient for the delivery of a customary accountants’ comfort letter under SAS 100 (including customary negative assurance) with respect to financial information regarding the Company and the Company Subsidiaries, and the Company’s independent accounting firm has delivered a draft comfort letter in customary form and indicated that they are willing to deliver the comfort letter in customary form upon any pricing and closing of a securities offering during the Marketing Period.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by Contract or credit arrangement or otherwise.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rules of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to (i) the protection or remediation of the environment; (ii) the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; (iii) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (iv) the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, or any other Law of similar effect.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, Financing Sources, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Offer Documents and Schedule 14D-9 and all other matters related to the transactions contemplated by this Agreement.

“FDA” means the U.S. Food and Drug Administration.

“Financing Sources” means the Persons, including the Lenders, that have committed to provide or arrange (or are considering committing to provide or arrange) any Financing or alternative debt financings in connection with the transactions contemplated hereby, including the parties named in the Commitment Letter and any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, and their respective successors and assigns.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, including the FDA, the Centers for Medicare & Medicaid Services, the Department of Health and Human Services Office of Inspector General, Department of Justice and the Office for Civil Rights.

“group” has the meaning ascribed to such term in the Exchange Act, except where the context otherwise requires.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, lead, mold, radioactive material, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property Rights” means U.S. and foreign (a) patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) trademarks, service marks, trade dress, logos, trade names, brand names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof (collectively, “Trademarks”), (c) copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in Software, databases and data collections (including knowledge databases, customer lists and customer databases), whether registered or unregistered, and any applications for registration therefor, (e) trade secrets and other rights in know-how and confidential or proprietary information, including concepts, methods, processes, designs, schematics, drawings, formulae, technical data, specifications, research and development information, technology and business plans (“Trade Secrets”), (f) URL and domain name registrations, (g) inventions (whether or not patentable) and improvements thereto and (h) all other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means the Company’s and the Company Subsidiaries’ computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” of a Person means (a) actual knowledge of any individual listed on Section 8.4 of the Company Disclosure Schedule, in the case of the Company, or any senior officer of Parent, in the case of Parent or (b) any fact or matter which any such person would reasonably be expected to discover or otherwise become aware in the course of the reasonable conduct of his or her duties.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” means the first period of 20 consecutive calendar days, commencing on the later of (x) March 23, 2015 and (y) the date after the date hereof, throughout which and on the first and last day of which (a) Parent shall have the Required Information and the Required Information is Compliant; provided that if the Company shall in good faith reasonably believe that it has provided the Required Information to Parent and that the Required Information is Compliant, the Company may deliver to Parent a written notice to that effect (stating the date on which it believes it completed such delivery), in which case the Company shall be deemed to have complied with the requirement to deliver Required Information that is Compliant (in which case, such 20 consecutive calendar day period shall be deemed to have commenced on the date specified in such notice (or, if the date specified in such notice occurs before March 23, 2015, such 20 consecutive calendar day period shall be deemed to have commenced on March 23, 2015)) unless Parent in good faith reasonably believes that the Company has not completed the delivery of Required Information that is Compliant and, within four Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent believes the Company has not delivered or is not Compliant at that time); and (b) the conditions set forth in Annex I (other than the Minimum Condition, the condition set forth in clause (vii) of Annex I and those conditions that by their nature are to be satisfied at the Acceptance Time) shall have been satisfied or waived, and nothing has occurred and no condition exists that would cause any of the conditions set forth in Annex I to fail to be satisfied assuming the Closing would be scheduled at any time during such 20 consecutive calendar day period. Notwithstanding the foregoing, (i) the Marketing Period shall end on any date on which the Financing is consummated if such date is prior to the end of such 20 consecutive calendar day period and (ii) the Marketing Period shall not include July 3, 2015 (it being understood that such excluded day shall not be deemed to be a calendar day for purposes of the consecutive calendar day requirement). Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during, or on the first or last day of, such 20 consecutive calendar day period, (i) the Company’s independent accounting firm shall have withdrawn its audit opinion with respect to any audited consolidated financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent accounting firm or another independent accounting firm reasonably acceptable to Parent, (ii) the Company issues a public statement indicating its intent to restate any consolidated financial statements of the Company included in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which such restatement has been completed and the Required Information has been amended or the Company issues a public statement that no restatement is required in accordance with GAAP or (iii) the Required Information is not Compliant (which, for the avoidance of doubt, shall require that the financial statements be current as more fully set forth in Rule 3-12 of Regulation S-X for the entire Marketing Period), in which case a new 20 consecutive calendar day period shall commence upon the Company providing Required Information that is Compliant and the conditions set forth in clause (b) of this definition are satisfied.

“Other Filings” means all filings made by, or required to be made by, the Company with the SEC, other than the Schedule 14D-9.

“Parent Material Adverse Effect” means any change, event, development, condition, occurrence or effect that prevents or materially delays, or would reasonably be expected to prevent or materially delay, consummation of the Offer or the Merger or performance by Parent or Merger Sub of any of their material obligations under this Agreement.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the appropriate financial statements in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising by operation of Law, (c) zoning, building and other similar codes and regulations, (d) any conditions that would be disclosed by a current, accurate survey or physical inspection and (e) Liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the value, continued use or operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Product” means all “drugs” and “devices” as those terms are defined in Section 201 of the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), including all biological, pharmaceutical and drug candidates, compounds or products.

“Required Information” means (a) audited consolidated balance sheets and related audited consolidated statements of comprehensive income, stockholders’ equity and cash flows of the Company for each of the three most recently completed fiscal years that have ended at least 90 days prior to the Closing Date; (b) unaudited consolidated balance sheets and related unaudited statements of comprehensive income, stockholders’ equity and cash flows of the Company for each subsequent interim quarterly period that has ended at least 40 days prior to the Closing Date and for the corresponding period in the prior fiscal year (which shall be subject to SAS 100 review); (c) all other financial statements, financial data, audit reports and other information regarding the Company and the Company Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for a public offering of debt securities of Parent on a Registration Statement on Form S-1, and of a type and form and for periods, in each case, customarily included in offering documents and syndication materials used to syndicate credit facilities of the type to be included in the Debt Financing and in offering documents used in private placements of debt securities under Rule 144A of the Securities Act (it being understood that none of such information need include financial statements required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-2744A) to consummate the Bond Financing by Parent, and (d) all other data that would be necessary to assist the underwriter or initial purchaser of any offering of such securities to receive customary “comfort” (including customary “negative assurance” comfort) from independent accountants in connection with such offering which such accountants are prepared to provide upon completion of customary procedures; provided, however, that “Required Information shall not include pro forma financial information or projections, including pro forma financial information that may be required by Article 11 of Regulation S-X under the Securities Act, which, in each case, shall be the responsibility of Parent (without waiver of the obligations of the Company under Section 5.2(d)).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Settlement Notices” means the Settlement Notices delivered by the Company pursuant to the Indentures on July 3, 2014.

“Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, developers’ kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Superior Proposal” means an unsolicited written bona fide proposal or offer constituting an Acquisition Proposal (with references to 20% being deemed to be replaced with references to 50.1%), and which, in the good faith judgment of the Company Board (after consultation with its financial advisors of nationally recognized reputation (which Parent and Merger Sub acknowledge includes the Company Financial Advisors) and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, and the Person making such proposal (a) if accepted, is reasonably likely to be consummated in accordance with its terms, and (b) if consummated would result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Parent (including pursuant to Section 5.4(f)(ii)).

“Tax Return” means any return, declaration, report, claim for refund or information return or statement of any kind relating to Taxes, including any schedule or attachment, and including any amendment thereof, filed or required to be filed with any Governmental Entity.

“Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, whether disputed or not, including, without limitation, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax.

“Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, application programming interfaces, user interfaces, network configurations and architectures, lab notebooks, prototypes, biological materials, compounds, samples, studies, or business plans.

“Trade Secrets” has the definition set forth within the definition of “Intellectual Property Rights.”

“Trademarks” has the definition set forth within the definition of “Intellectual Property Rights.”

“Warrant Counterparty” has the meaning set forth in the definition of Warrants.

“Warrants” means the warrants evidenced by (a) the letter agreement re: Base Issuer Warrant Transaction, dated as of March 13, 2012, between the Company and Bank of America, N.A. and Royal Bank of Canada, respectively (each, a “Warrant Counterparty”) and (b) the letter agreement re: Additional Issuer Warrant Transaction, dated as of March 13, 2012, between the Company and each Warrant Counterparty.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Acceptance Time”	Section 1.1(f)

“Agreement”	Preamble

“Alternative Acquisition Agreement”	Section 5.4(f)(i)

“Bond Financing”	Section 5.2(d)

“Book-Entry Shares”	Section 2.2(b)

“Canadian Securities Authorities”	Section 4.4

“Certificate of Merger”	Section 1.4(b)

“Certificates”	Section 2.2(b)

“Change of Board Recommendation”	Section 5.4(a)

“Closing”	Section 1.4(a)

“Closing Date”	Section 1.4(a)

“Commitment Letter”	Section 4.8

“Company”	Preamble

“Company Benefit Plan”	Section 3.12(a)

“Company Board”	Recitals

“Company Board Recommendation”	Recitals

“Company Bylaws”	Section 3.1(b)

“Company Certificate”	Section 3.1(b)

“Company Common Stock”	Recitals

“Company Disclosure Schedule”	Article 3

“Company Employees”	Section 5.8(a)

“Company Financial Advisors”	Section 3.25

“Company Financial Statements”	Section 3.7

“Company Material Contract”	Section 3.14(a)

“Company Options”	Section 2.4(a)

“Company Permits”	Section 3.6(a)

“Company Preferred Stock”	Section 3.2(a)

“Company Representatives”	Section 5.2(d)

“Company Restricted Stock”	Section 2.4(b)

“Company SEC Documents”	Section 3.7

“Company Stock Plans”	Section 2.4(a)

“Company Subsidiaries”	Section 3.1(a)

“Company Subsidiary”	Section 3.1(a)

“Confidentiality Agreement”	Section 5.3(b)

“Continuation Period”	Section 5.8(a)

“Convertible Senior Note”	Section 5.13(a)

“Credit Agreement”	Section 5.2(g)

“D&O Insurance”	Section 5.9(c)

“Debt Financing”	Section 4.8

“Debt Payoff Letter”	Section 5.2(g)

“Definitive Agreements”	Section 5.2(b)

“DGCL”	Recitals

“Dissenting Shares”	Section 2.3

“Effective Time”	Section 1.4(b)

“ERISA”	Section 3.12(a)

“ERISA Affiliate”	Section 3.12(a)

“Exchange Act”	Section 1.1(a)

“Expiration Date”	Section 1.1(d)

“Export Control Laws”	Section 3.24

“Fee Letter”	Section 4.8

“Fairness Opinions”	Section 3.25

“Fee Letter”	Section 4.8

“Financing”	Section 5.2(d)

“Foreign Plans”	Section 3.12(j)

“Guarantor”	Preamble

“Guaranteed Obligations”	Section 8.16(a)

“Health Care Laws”	Section 3.22(a)

“HIPAA”	Section 3.22(a)

“HSR Condition”	Annex I

“Inclusive Companies”	Section 3.16

“Indemnified Party”	Section 5.9(b)

“Indemnified Proceeding”	Section 5.9(b)

“Indentures”	Section 5.13(a)

“Initial Expiration Date”	Section 1.1(d)

“Insurance Policies”	Section 3.19

“Intended Purposes”	Section 4.8

“Intervening Event”	Section 5.4(e)

“Lease Agreements”	Section 3.14(a)(xii)

“Leased Real Property”	Section 3.21(b)

“Lender”	Section 4.8

“Material Intellectual Property”	Section 3.17(b)

“Maximum Amount”	Section 5.9(c)

“Merger”	Recitals

“Merger Agreement”	Annex I

“Merger Consideration”	Section 2.1(a)

“Merger Sub”	Preamble

“Minimum Condition”	Annex I

“Multiemployer Plan”	Section 3.12(f)

“Nasdaq”	Section 3.5

“Non-Employee Holders”	Section 2.4(c)

“Notice Period”	Section 5.4(f)(i)

“Offer”	Recitals

“Offer Documents”	Section 1.1(f)

“Offer Price”	Recitals

“Offer to Purchase”	Section 1.1(c)

“Option Payments”	Section 2.4(a)

“Outside Date”	Section 1.1(d)

“Owned Material Intellectual Property”	Section 3.17(b)

“Parent”	Preamble

“Parent Benefit Plan”	Section 5.8(b)

“Parent Representatives”	Section 5.3(a)

“Parent Subsidiaries”	Section 4.3

“Parent Subsidiary”	Section 4.3

“Parties”	Preamble

“Party”	Preamble

“Paying Agent”	Section 2.2(a)

“Registered Intellectual Property”	Section 3.17(a)

“Required Information”	Section 5.2(d)

“Sarbanes-Oxley Act”	Section 3.7

“Schedule 14D-9”	Section 1.2(a)

“Schedule TO”	Section 1.1(f)

“SEC”	Section 1.1(d)

“Section 16”	Section 5.11

“Shares”	Recitals

“Substitute Financing”	Section 5.2(c)

“Surviving Corporation”	Section 1.3(a)

“Termination Fee”	Section 7.2(b)

8.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or parts thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the Parties shall modify this Agreement, including restructuring the transactions contemplated hereby, so as to effect the original intent of the Parties as closely as possible (but in no event limiting the consideration to the Company’s stockholders) in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.8 Entire Agreement. This Agreement (together with the Company Disclosure Schedule (which is an integral part of this Agreement and is incorporated herein by reference) and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter of this Agreement and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

8.9 Assignment. The Agreement shall not be assigned by any Party by operation of Law or otherwise without the prior written consent of the other Parties, provided that Merger Sub may assign any of its rights and obligations to Parent or any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Merger Sub of its obligations hereunder.

8.10 No Third Party Beneficiaries.

(a) Subject to the following sentences in this Section 8.10, this Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and assigns. Except (i) pursuant to Section 5.9, (ii) for the right of the Company on behalf of its stockholders to pursue damages (including, to the extent proven, damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the Company’s stockholders) and other relief (including equitable relief) in the event of Parent’s or Merger Sub’s breach of this Agreement (whether or not this Agreement has been terminated pursuant to Article VII), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, and (iii) with respect to the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, affiliates, employees or representatives who shall be third party beneficiaries of, and shall be entitled to rely on, Section 7.3, Section 8.12 and this Section 8.10 and shall have the right to consent to any modification of Section 7.3, Section 8.12 and this Section 8.10 to the extent such modification adversely affects their interests, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The third party beneficiary rights referenced in clause (ii) of the preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Company Board, and no stockholder of the Company whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivative or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of such right. The representations and warranties set forth in Articles III and IV and, except for Section 5.9, the covenants set forth in Article V have been made solely for the benefit of the Parties and (i) are intended not as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate, (ii) have been qualified by reference to the Company Disclosure Schedule, which contains certain disclosures that are not reflected in the text of this Agreement and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company or Parent.

(b) Notwithstanding anything to the contrary contained herein, no Financing Source shall have any liability for any claims or damages to the Company or any of its affiliates, directors, officers, employees, agents and representatives in connection with this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby. The provisions of this Section 8.10(b) shall inure to the benefit of, and be enforceable by, each Financing Source and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 8.10(b).

8.11 Mutual Drafting; Interpretation. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matters is vested in the Federal courts, any Federal court located in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Court of Chancery or, to the extent required by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court and (iv) waives, to the fullest extent permitted by Law, (x) any claim that such Party is not personally subject to the jurisdiction of any such court, (y) any claim that such Party and such Party’s property is immune from any legal process issued by any such court and (z) the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. Notwithstanding anything herein to the contrary, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, affiliates, employees or representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the Bond Financing or the performance thereof, in any forum other than any federal or state court located in the Borough of Manhattan in the City of New York.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12(c).

8.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

8.14 Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached. It is accordingly agreed that the Parties shall be entitled (without proof of actual damages or otherwise or posting or securing any bond) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, these being in addition to any other remedy to which they are entitled at Law or in equity. The right to specific performance shall include the right of the Company to cause Parent and Merger Sub to cause the Offer, the Merger and the other transactions contemplated hereby to be consummated on the terms and subject to the conditions and obligations (including those in Section 5.5) set forth in this Agreement. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide adequate remedy. Each of the Parties acknowledges and agrees that the right to specific performance and the other relief contemplated herein is an integral part of the transactions contemplated by this Agreement and without such right, none of the Parties would have entered into this Agreement.

8.15 No Other Representations or Warranties.

(a) Each of Parent and Merger Sub acknowledges that, except for the representations and warranties contained in Article III, neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated hereby. Except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated hereby, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article III.

(b) The Company acknowledges that, except for the representations and warranties contained in Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated hereby.

8.16 Guarantee.

(a) Guarantor irrevocably and unconditionally guarantees to the Company the due and punctual performance of the obligations of Parent and Merger Sub hereunder (the “Guaranteed Obligations”) subject to the conditions hereunder. If, for any reason whatsoever, Parent or Merger Sub shall fail to or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, Guarantor will forthwith pay and cause to be paid in lawful currency of the United States, with respect to payment obligations, or perform or cause to be performed, with respect to performance obligations, the Guaranteed Obligations. Guarantor hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Parent or Merger Sub, any right to require the prior disposition of the assets of Parent or Merger Sub to meet their respective obligations, notice, protest and all demands whatsoever. The guarantee contained in this Section 8.16 shall apply regardless of any waivers or extensions to this Agreement whether or not Guarantor receives notice of the same and Guarantor waives all need for notice of the same. This is a guarantee of payment and performance and not of collectibility.

(b) Guarantor is a legal entity duly organized, validly existing and in good standing under the Laws of the Province of British Columbia. Guarantor has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Guarantor and is a valid and binding agreement of Guarantor, enforceable against Guarantor in accordance with its terms, subject as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity.

Guarantor hereby makes the representations and warranties set forth in Section 4.3 and Section 4.4 with respect to itself. Guarantor owns 100% of the issued and outstanding capital stock of Parent. Guarantor shall not transfer or assign, in whole or in part, any of its obligations under this Section 8.16.

[Signature Page Follows]

IN WITNESS WHEREOF, Guarantor, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ HOWARD B. SCHILLER
	Name:	Howard B. Schiller
	Title:	Executive Vice President & Chief Executive Officer

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ J. MICHAEL PEARSON
	Name:	J. Michael Pearson
	Title:	President

SUN MERGER SUB, INC.

By:	/s/ HOWARD B. SCHILLER
	Name:	Howard B. Schiller
	Title:	Executive Vice President & Chief Financial Officer

SALIX PHARMACEUTICALS, LTD.

By:	/s/ THOMAS W. D’ALONZO
	Name:	Thomas W. D’Alonzo
	Title:	Acting President & Chief Executive Officer

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other provisions of the Offer and in addition to Merger Sub’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable Law, Merger Sub shall not be required to (and Parent shall not be required to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any validly tendered Shares and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any validly tendered Shares, if (a) there shall not have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Subsidiaries immediately prior to the Expiration Date, represent at least one Share more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer and (y) the aggregate number of Shares that the Company would be required to issue upon conversion, settlement or exercise of all then outstanding options, benefit plans, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares (including all then outstanding Company Options and Company Convertible Notes (whether then outstanding or for which the conversion date has already occurred, but in any event without duplication) but excluding the Warrants and any portion of the Company Convertible Notes which are required to be settled solely in cash upon conversion pursuant to the Settlement Notices and Indentures) (the “Minimum Condition”), (b) any applicable waiting period (or extension thereof) relating to the Offer under the HSR Act has not expired or been terminated, or any pre-closing approvals or clearances reasonably required thereunder shall not have been obtained, at or prior to the Expiration Date (the “HSR Condition”), or (c) any of the following exists or has occurred and is continuing at the Expiration Date:

(i) the consummation of the Offer or the Merger shall then be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity or there shall be in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity which prevents or prohibits the consummation of the Offer or the Merger;

(ii) any representation or warranty of the Company contained in Section 3.2(a), the first sentence of Section 3.2(b) and Section 3.2(c) shall fail to be true and correct in all respects as of the date of the Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except for any failures to be so true and correct that, individually or in the aggregate, are de minimis;

Annex I-1

(iii) any representation or warranty of the Company contained in Section 3.1(a) (solely as it applies to the due incorporation and valid existence of the Company), Section 3.2 (other than as set forth in Section 3.2(a), the first sentence of Section 3.2(b) and Section 3.2(c)), Section 3.3, Section 3.4(a) (solely as it applies to the Company Certificate or the Company Bylaws), Section 3.25, Section 3.27 and Section 3.28 of the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications therein) shall fail to be true and correct in all material respects as of the date of the Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time);

(iv) the representations and warranties of the Company contained in Section 3.11(b) of the Merger Agreement shall fail to be true and correct in all respects as of the date of the Agreement and as of the Expiration Date with the same force and effect as if made on and as of such date;

(v) any representation or warranty of the Company contained in Article III of the Merger Agreement other than those referenced in paragraphs (ii) through (v) of this Annex I (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications therein) shall fail to be true and correct in any respect as of the date of the Agreement and as of Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

(vi) the Company shall have failed (i) to perform or to comply with any agreement or covenant to be performed or complied with by it in Section 5.1(a)(ii) of the Merger Agreement, except to the extent such failure is de minimis, or (ii) to perform or to comply in any material respect with any agreement or covenant to be performed or complied with by it under the Merger Agreement (other than the covenants and agreements in Section 5.1(a)(ii) of the Merger Agreement) at or prior to the Expiration Date;

(vii) five Business Days shall not have passed after completion of the Marketing Period;

(viii) Merger Sub shall have failed to receive a certificate of the Company, executed by an executive officer of the Company, dated as of the Expiration Date, to the effect that the events set forth in paragraphs (ii) through (vi) of this Annex I have not occurred; or

(ix) the Merger Agreement shall have been terminated in accordance with its terms.

Annex I-2

The foregoing conditions (including those set forth in clauses (a), (b) and (c) of the initial paragraph) are for the sole benefit of Parent and Merger Sub and, subject to applicable Law, may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Condition, which may not be waived), in each case subject to the terms of the Merger Agreement. Any reference in this Annex I or the Merger Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 20, 2015, by and among Valeant Pharmaceuticals International, Sun Merger Sub, Inc., Salix Pharmaceuticals, Ltd. and Valeant Pharmaceuticals International, Inc.

Annex I-3